Exhibit 99.1

1Q/2026

Milagros Cigüeñas

Roxana Mossi
Rogelio Icaza
Fernando Salgado
Sebastian Del Aguila
Zeljko Janzic
Juan Carlos Benites
Pia Noblecilla

investorrelations@credicorpperu.com

CREDICORP

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

Table of Contents

Operating and Financial Highlights		03

Senior Management Quotes		04

First Quarter 2026 Earnings Conference Call		05

Summary of Financial Performance and Outlook		06

Financial Overview		11

Credicorp’s Strategy Update		12

Analysis of 1Q26 Consolidated Results

01	Loan Portfolio	15

02	Deposits	18

03	Interest Earning Assets and Funding	21

04	Net Interest Income (NII)	23

05	Portfolio Quality and Provisions	26

06	Other Income	30

07	Insurance Underwriting Results and for Medical Services	33

08	Operating Expenses	36

09	Operating Efficiency	38

10	Regulatory Capital	39

11	Economic Outlook	41

12	Appendix	44

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

Credicorp Ltd. Reports Financial and Operating Results for 1Q26

Record-high net income and 21.1% ROE, driven by broad-based business strength and favorable operating momentum

Loan book up 8.2% YoY, led by BCP and Mibanco, while asset quality improved with NPL ratio at 4.3% and Cost of Risk at 1.3%

Core Income at record levels and Risk-Adjusted NIM rose to 5.8%, supported by resilient margins, lower funding costs and effective risk management

Innovation Portfolio generated 9.0% of risk-adjusted revenues, advancing decoupling strategy toward its 10% year-end target

Lima, Peru – May 14, 2026 – Credicorp Ltd. (“Credicorp” or “the Company”) (NYSE: BAP | BVL: BAP), the leading financial services holding company in Peru with presence in Chile, Colombia, Bolivia, and Panama today reported its unaudited results for the three-months ended March 31, 2026. Financial results are expressed in Soles and are presented in accordance with IFRS.

1Q26 OPERATING AND FINANCIAL HIGHLIGHTS

●	Net Income attributable to Credicorp reached S/2,063 million, up 16.1% YoY and 30.0% QoQ, supported by solid results across all lines of business. ROE reached a record 21.1%.

●	Total loans measured in quarter-end balances increased 8.2% YoY, and 1.9% QoQ. Excluding the BCP Bolivia accounting adjustment and FX impacts, loans rose 9.1% YoY and 1.0% QoQ. The YoY expansion reflected a more favorable macroeconomic backdrop, which supported credit demand across Wholesale Banking, Individuals, SME and Mibanco. QoQ growth was driven mainly by BCP, particularly Wholesale Banking through higher Corporate Banking disbursements, while Mibanco continued to gain momentum with disbursements at an all-time high in March.

●	Total Deposits expanded 13.3% YoY and 4.8% QoQ. Excluding the BCP Bolivia accounting adjustment and FX impacts, deposits increased 13.7% YoY and 0.8% QoQ, primarily reflecting higher low-cost deposit balances, which represented 74.9% of total deposits and 63.9% of the funding base.

●	Net Interest Income (NII) grew 10.9% YoY driven by loan growth at BCP and Mibanco, and lower funding costs amid lower rates. QoQ, NII expanded 4.2%, reflecting interest income from securities and increased loan interest income from portfolio growth. NIM stood at 6.58%, up 36 bps YoY and slightly down 4 bps QoQ.

●	Asset Quality strengthened further, with the NPL ratio declining 83 bps YoY and 28 bps QoQ to 4.3%, supported by more robust risk management, better payment behavior and debt repayments amid a favorable macroeconomic backdrop.

●	Provisions declined 17.2% YoY, driven mainly by BCP, largely reflecting improved payment behavior in Retail Banking, particularly across Consumer and Credit Card vintages, alongside provision reversals in Wholesale Banking; partially offset by Mibanco. QoQ, provisions fell 25.4%, also led by BCP, reflecting lower Wholesale provisions and a higher share of lower-risk vintages in SME-Pyme, Consumer and Credit Cards. Cost of Risk stood at 1.3%, while Risk-Adjusted NIM continued to trend upward to 5.8%.

●	Other Core Income reached a historic high, increasing 19.5% YoY and 3.4% QoQ. YoY growth was driven by stronger transactional activity at Yape and by solid performance in BCP’s core banking business, on the back of consistent execution of Credicorp’s revenue diversification and decoupling strategy.

●	Insurance Underwriting Result declined 9.1% YoY, mainly due to lower premiums in Commercial Lines and Cars, and higher inflation-linked claims in Life, which were offset in interest income. Life Credit continued to expand through bancassurance and retail channels. Medical Services Result, consolidated through Pacifico Salud, continued to advance with operating and commercial discipline. QoQ, results declined 6.8% reflecting lower income from Commercial Lines and Cars, as well as higher claims in EPS.

●	With 16.4 million monthly active users (MAU), Yape continued to expand engagement and monetization reaching 67 monthly transactions per MAU. Revenue per MAU increased 65% YoY to S/10.3, outpacing growth in expenses per MAU. Yape represented 17% of the Group’s fee income and 8% of its risk-adjusted revenues.

●	Efficiency Ratio stood at 45.8%, in line with 2026 guidance and consistently stable YoY. Operating expenses increased 13.1% YoY, driven by BCP’s core business, reflecting new initiatives aimed at strengthening commercial, technological and transactional capabilities, and investments in the Innovation Portfolio.

●	Capital base continued moving closer to target, with IFRS CET1 Ratio standing at 11.3% at BCP Stand-alone and 15.7% at Mibanco.

Subsequent Events

●	Subsequent to quarter-end, Credicorp announced the appointment of three new directors and the re-election of six existing directors, following a structured, skills-based Board refreshment process aligned with the Company’s long-term strategy, evolving risk profile and capital allocation priorities. The new Board composition further strengthens expertise in technology and AI oversight, financial and regulatory governance, and strategic execution.

●	Credicorp also declared a record-high ordinary dividend of S/50 per share based on 2025 results.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

SENIOR MANAGEMENT QUOTES

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

First Quarter 2026 Earnings Conference Call

First 2026 EARNINGS CONFERENCE CALL

Date: Friday, May 15th, 2026

Time: 10:30 am E.T. (9:30 am Lima, Perú)

Hosts: Gianfranco Ferrari – Chief Executive Officer; Alejandro Perez-Reyes – Chief Financial Officer; Francesca Raffo – Chief Innovation Officer; Cesar Rios – Chief Risk Officer; Eduardo Montero – Head of Insurance and Pensions and CEO of Pacífico; and the Investor Relations Team.

To pre-register for the listen-only webcast presentation use the following link:

https://dpregister.com/DiamondPassRegistration/register?confirmationNumber=10208758&linkSecurityString=103ed5 b9252

Callers who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. Participants may pre-register at any time, including up to and after the call start time.

Those unable to pre-register may dial in by calling:
1 844 435 0321 (U.S. toll free)

1 412 317 5615 (International)
Participant Web Phone: Click Aquí
Conference ID: Credicorp Conference Call

The webcast will be archived for one year on our investor relations website at:

https://credicorp.gcs-web.com/events-and-presentations/upcoming-events

For a full version of Credicorp´s Fourth Quarter 2025 Earnings Release, please visit:

https://credicorp.gcs-web.com/company-reports/quarterly-materials

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

Loans in Quarter-end Balances (EOP)

Total loans (measured in EOP) expanded 1.9% QoQ and 8.2% YoY.

If we exclude the non-cash accounting adjustment at BCP Bolivia[1] and the depreciation of the USD against PEN, loans rose 1.0% QoQ and 9.1% YoY:

Growth was led by BCP, and Wholesale Banking in particular, where Corporate Banking drove growth through an uptick in medium and long-term loans. In the aggregate, Retail Banking remained stable over the period. In the disaggregate, expansion in Individuals was led by Consumer and driven by Yape as well as an uptick in the risk appetite at BCP Stand-alone. Mortgage and SME-Pyme, in turn, ticked up due to a rise in demand in a favorable macroeconomic environment. These positive dynamics were offset by a contraction in SME-Business, where annual resegmentation processes migrated some clients to the Wholesale Banking portfolio. At Mibanco, the portfolio expanded after disbursements accelerated to hit a record high in March. Growth was concentrated in smaller ticket, higher-yield loans.

The YoY result was primarily attributable to a more favorable macroeconomic environment, where loan demand continued to gain traction. The main factors that drove this evolution were: (i) loan growth acceleration in both Wholesale and Retail Banking at BCP, and (ii) an increase in the pace of disbursements at Mibanco.

Deposits

The balance for total deposits (measured in EOP) expanded 4.8% QoQ and 13.3% YoY.

If we exclude the impacts generated by a non-cash accounting adjustment at BCP Bolivia[1] and the depreciation of the USD against PEN, deposits rose 0.8% QoQ and 13.7% YoY:

QoQ growth reflects an increase in the balance for Low-cost Deposits, which was bolstered primarily by inflows from the 8th private pension fund withdrawal. YoY, this evolution was driven mainly by growth in the balance for Low-cost Deposits, which rose 17.4% to represent 74.9% of our total deposit base at quarter-end.

At BCP, the Liquidity Coverage Ratio (RCL) in PEN at 30 days stood at 195.3% under regulatory standards and 164.8% by stricter internal standards. The LCR in US at 30 days stood at 206.5% under regulatory standards and 143.6% under stricter internal standards.

1Accounting revaluations throughout 2025 applied exchange rates that were better aligned with the market.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

Net Interest Income (NII) and Margin (NIM)

NII rose 3.2% QoQ, driven primarily by an uptick in Interest and Similar Income. This evolution was fueled by (i) an increase in interest on securities, which rose on the back of BCP’s investment strategy to capitalize surplus liquidity, and (ii) growth in interest on loans, which rose alongside portfolio growth at BCP and Mibanco. To a lesser extent, Interest and Similar Expenses also contributed to the increase in NII given that ample liquidity was captured as low-cost deposits, which led to a drop in funding from more expensive sources such as time deposits and BCRP Instruments. In this context, NIM stood at 6.58% at quarter-end, compared to 6.62% in 4Q25 and 6.22% in 1Q25.

YoY, NII rose 10.9%, driven primarily by Interest and Similar Income. This evolution was fueled by growth in interest on loans, in line with an uptick in loan volumes at BCP and Mibanco. Interest and Similar Expenses dropped in a lower-interest rates environment. In this context, NIM rose 36 bps YoY.

Portfolio Quality and Cost of Risk

Our portfolio quality indicators and cost of risk have improved significantly over the last year and continue to strengthen thanks to fortified risk management, an uptick in payment performance, and a more favorable macroeconomic environment.

QoQ, the NPL balance dropped 4.4%, driven mainly by BCP Stand-alone. At BCP Stand-alone, the decline was fueled by Retail Banking, primarily through debt payments in (i) SME-Pyme, by clients with loans under judicial recovery, and in (i) Individuals, which benefitted from an uptick in liquidity through inflows from the pension fund withdrawal.

YoY, the NPL portfolio decreased 9.5%, driven by BCP Stand-alone and Mibanco. At BCP Stand-alone, the reduction was fueled by: (i) Retail Banking, driven by the same dynamics in play QoQ, and (ii) Wholesale Banking, which registered debt amortizations by corporate clients in the real estate and commercial sectors. At Mibanco, the decrease was driven by lower overdue loans, reflecting improvements in origination quality and enhanced debt collection management.

In this context, the NPL Ratio dropped 28 bps QoQ and 83 bps YoY to stand at 4.3% at quarter-end.

Provisions fell 25.4% QoQ, fueled by BCP Stand-alone and partially offset by Mibanco. At BCP Stand-alone, the reduction in provisions was primarily attributable to Wholesale Banking, which was impacted by a base effect given that some clients in the construction sector saw an increase in risk for indirect exposure in 4Q25. In Retail Banking, the decrease in provisions was mainly driven by an uptick in the share of lower-risk vintages in the SME-Pyme, Consumer and Credit Card segments, where payment performance was bolstered by macroeconomic improvements. At Mibanco, provisions rose on the back of loan growth.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

YoY, provisions fell 17.2%, fueled by BCP Stand-alone and partially offset by Mibanco. At BCP Stand-alone, the drop in provisions was driven by Retail Banking, mainly due to Consumer and Credit Cards, which registered an improvement in payment performance of earlier vintages. Wholesale Banking also contributed to the drop in provisions following an uptick in reversals after a corporate client regularized its refinanced debt and returned to up-to-date status. At Mibanco, growth in provisions was driven by the same factors that drove the QoQ evolution.

Other Income

Other Core Income hit a record high this quarter, growing 3.4% QoQ and 19.5% YoY. With these levels, other core income represented 27.7% of Credicorp’s total risk-adjusted income in 1Q26 (28.4% in 4Q25 and 26.5% in 1Q25). The quarter-end improvement reflects consistent execution of strategy to diversify revenue streams and decouple from the macroeconomy as we strengthen our model’s resilience. QoQ and YoY, other core income rose on the back of solid performance in the core business at BCP Stand-alone and an uptick in transactions through Yape.

Insurance Underwriting and Medical Services Results	Insurance Underwriting Results* (S/ millions)

The Insurance Underwriting Result (IUR) reflected an execution consistent with our strategy, supported by healthy commercial dynamism in retail segments. QoQ, the IUR fell 6.8%, primarily due to (i) P&C, through lower income from Commercial Lines and Cars, and (ii) Corporate Health, through higher claims. YoY, the IUR decreased 9.1%, due to (i) P&C, which registered a decrease in premiums in Commercial Lines and Cars, which fell on the back of exchange rate depreciation, and (ii) Life, which was impacted by an inflation-related increase in expenses —which was offset in the Interest income line. Credit Life, which has become a channel for structural business growth, continued to expand its policy base through bancassurance and retail channels.

Medical Services Results continued to advance with operating and commercial discipline.

*Totals may differ from the sum of the parts due to eliminations in PGA consolidation.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

Efficiency	Efficiency ratio

Operating expenses increased 13.1% YoY, mainly driven by core businesses of BCP, Mibanco and Pacífico, as well as by initiatives within Credicorp’s innovation portfolio. Expenses in the ordinary businesses increased primarily due to BCP, reflecting higher personnel expenses, associated with increased headcount to support new initiatives aimed at strengthening commercial, technological and transactional capabilities. Expenses related to Credicorp’s innovation portfolio initiatives rose 40.2% YoY, mainly driven by Yape, reflecting higher cloud usage due to increased transaction volumes.

Operating Income, in turn, increased 12.9% over the same period. In this context, the Efficiency Ratio stood at 45.8% at the end of 1Q26, in line with guidance for the year.

Net Income & ROE
Net income attributable to Credicorp	(S/ millions)

In 1Q26, Credicorp reported a record high net attributable income of S/2,063.2 million (+30.0% QoQ and +16.1% YoY), backed by solid results in all our lines of business. Net Shareholders’ Equity stood at S/40,015 million (+4.3% QoQ and +11.6% YoY). In this scenario, ROE stood at 21.1%.

Contributions and ROE by subsidiary in 1Q26

(S/ millions)

(1)	In BCP Stand-alone, the figure is lower than the net profit since the contribution eliminates investment gains in other subsidiaries of Credicorp (Mibanco).

(2)	In Mibanco, the figure is less than the net profit because Credicorp owns (directly and indirectly) 99.921% of Mibanco.

(3)	The contribution for Grupo Pacifico presented here is greater than the profit of Pacifico Seguros since 100% of Crediseguros is being included (including 48% under Grupo Crédito)

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

Universal Banking

Profitability at BCP was off to a start this year, bolstered by loan growth under disciplined risk management and on-going diversification in revenue streams. In this context, ROE stood at 30.5%. The Risk-adjusted margin rose, sustained by improvements in client payment performance in a more favorable economic environment; solid transactional funding; and a shift toward a broader base for retail loans. BCP continues to invest in developing technological and business capacities to enable growth, innovation and operating leverage down the line.

Insurance and Pensions

Grupo Pacifico’s performance was solid, backed by healthy commercial dynamics and consistent strategy execution. The Life Business was a strong driver of commercial activity, registering growth in bancassurance channels and optional policies in retail segments, while registering an uptick in investment results. The P&C, business reflected a decrease in premiums in the corporate segment. In parallel, Medical Services continue to advance with operating and commercial discipline

Microfinance

Mibanco registered solid performance by leveraging opportunities in a dynamic economic environment and focusing on disciplined strategy execution. Armed with a stronger transactional offering, improvements in productivity, and prudent risk management, the bank outperformed its peers this quarter. Profitability is backed by resilient margins, active pricing management, lower funding costs and on-going improvements in portfolio quality. Mibanco continues to invest in strategic digital transformation projects to modernize its technological infrastructure and elevate the client experience. In Colombia, the business continued to follow an upward trajectory as it leverages consistent commercial and risk management.

Investment Management and Advisory

Investment maintained profitability, Management and Advisory healthy levels of operating which was supported by solid results in core businesses. Strong commercial dynamics in the Capital Markets and Asset and Wealth Management, which were sustained by an increase in market activity, drove growth in income and in AUMs. These trends partially offset higher operating expenses associated with comparative base effects, reflecting a resilient performance of the business portfolio.

Outlook
We expect to close 2026 with an ROE around 19.5%. We believe this result will be driven by: (i) an acceleration in the pace of growth of our loan portfolio, particularly in the retail segment, (ii) an increase in our NIM, and (iii) a controlled cost of risk.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

Financial Overview

Credicorp Ltd.	Quarter			% change
S/ 000	1Q25	4Q25	1Q26	QoQ	YoY
Net interest, similar income and expenses	3,572,012	3,841,267	3,962,727	3.2%	10.9%
Provision for credit losses on loan portfolio, net of recoveries	(581,893)	(646,286)	(482,088)	-25.4%	-17.2%
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,990,119	3,194,981	3,480,639	8.9%	16.4%
Other income	1,690,216	1,799,499	1,856,324	3.2%	9.8%
Insurance underwriting result	329,134	320,843	299,063	-6.8%	-9.1%
Medical services result	42,689 pp	124,673	123,838	-0.7%	190.1%
Total expenses	(2,532,874)	(3,079,957)	(2,840,831)	-7.8%	12.2%
Profit before income tax	2,519,284	2,360,039	2,919,033	23.7%	15.9%
Income tax	(704,469)	(735,153)	(808,891)	10.0%	14.8%
Net profit	1,814,815	1,624,886	2,110,142	29.9%	16.3%
Non-controlling interest	37,118	37,876	46,958	24.0%	26.5%
Net profit attributable to Credicorp	1,777,697	1,587,010	2,063,184	30.0%	16.1%
Dividends paid to third parties	-	-	0	-100.0%	n.a.
Net income / share (S/)	22.3	19.9	25.9	30.0%	16.1%
Dividends per Share (S/)	-	-	0.00	n.a.	n.a.
Loans	141,196,646	149,984,954	152,824,685	1.9%	8.2%
Deposits and obligations	157,619,082	170,401,633	178,627,906	4.8%	13.3%
Net equity	35,843,202	38,366,950	40,018,343	4.3%	11.6%
Profitability
Net interest margin(1)	6.2%	6.6%	6.6%	-4 bps	36 bps
Risk-adjusted Net interest margin	5.2%	5.5%	5.8%	26 bps	57 bps
Funding cost(2)	2.4%	2.3%	2.1%	-20 bps	-31 bps
ROAE	20.3%	16.9%	21.1%	420 bps	80 bps
ROAA	2.8%	2.4%	3.0%	60 bps	20 bps
Loan portfolio quality
Internal overdue ratio(3)	3.7%	3.2%	2.9%	-28 bps	-76 bps
Internal overdue ratio over 90 days	3.0%	2.7%	2.4%	-30 bps	-60 bps
NPL ratio(4)	5.1%	4.5%	4.3%	-28 bps	-83 bps
Cost of risk(5)	1.6%	1.8%	1.3%	-48 bps	-35 bps)
Coverage ratio of IOLs	148.7%	159.3%	165.9%	660 bps	1720 bps
Coverage ratio of NPLs	107.4%	112.4%	113.8%	140 bps	640 bps
Operating efficiency
Operating income(6)	5,340,199	5,857,472	6,029,112	2.9%	12.9%
Operating expenses(7)	2,442,089	2,871,709	2,762,628	-3.8%	13.1%
Efficiency ratio(8)	45.7%	49.0%	45.8%	-320 pbs	10 pbs
Operating expenses / Total average assets	3.8%	4.4%	4.0%	-35 pbs	17 pbs
Capital adequacy - BCP Stand-alone
Global Capital Ratio(9)	16.87%	19.44%	16.70%	-274 bps	-17 bps
Ratio Tier 1(10)	11.34%	13.66%	10.96%	-270 bps	-38 bps
Ratio common equity tier 1(11) (13)	11.62%	13.99%	11.29%	-270 bps	-33 bps
Capital adequacy - Mibanco
Global Capital Ratio(9)	18.53%	21.25%	20.31%	-94 bps	178 bps
Ratio Tier 1(10)	15.48%	17.41%	15.87%	-154 bps	39 bps
Ratio common equity tier 1(11) (13)	15.89%	17.30%	15.70%	-161 bps	-19 bps
Employees(14)	48,853	51,005	51,509	1.0%	5.4%
Share Information
Issued Shares	94,382	94,382	94,382	0.0%	0.0%
Treasury Shares(12)	15,016	15,016	14,934	-0.5%	-0.5%
Outstanding Shares	79,366	79,366	79,448	0.1%	0.1%

(1) Net Interest Margin = Net Interest Income (Excluding Net Insurance Financial Expenses) / Average Interest Earning Assets

(2)  Funding Cost = Interest Expense (Does not include Net Insurance Financial Expenses) / Average Funding

(3)  Internal Overdue Loans: includes overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue Ratio: Internal overdue loans / Total loans

(4) Non-performing loans (NPL): Internal overdue loans + Refinanced loans. NPL ratio: NPL / Total loans.

(5) Cost of risk = Annualized provision for loan losses, net of recoveries / Average Total loans.

(6) Operating Income = Net interest, similar income and expenses + Fee Income+ Net gain on foreign exchange transactions + Net Gain From associates + Net gain on derivatives held for trading + Result on exchange differences + Insurance Underwriting Result + Results for Medical Services

(7) Operating Expenses = Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation

(8) Efficiency Ratio = (Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation) / (Net interest, similar income and expenses + Fee Income + Net gain on foreign exchange transactions + Net Gain From associates + Net gain on derivatives held for trading + Result on exchange differences + Insurance Underwriting Result + Results for Medical Services)

(9) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).

(10) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (the maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(11) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(12) Consider shares held by Atlantic Security Holding Corporation (ASHC) and stock award.

(13) Common Equity Tier I calculated based on IFRS Accounting.

(14) Internal management figures.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

Credicorp’s Strategy Update

Credicorp’s Strategy

Credicorp has consolidated its leadership in the Andean region through a strategy anchored in digital transformation and innovation; efforts to develop the best talent; and initiatives to integrate sustainability at the core of its business. Our strategic guideposts have channeled our transition to an integrated financial ecosystem whose power wielded is greater than the sum of its parts. Four differentiated growth levers:

1.	Strengthing Our Leading Position in Underpenetrated Markets with Clear Growth Avenues

Leader in various financial verticals in an under-penetrated region that offers opportunities for long-term growth. In Peru, low levels of financial inclusion and high degrees of informality mean that banking, insurance, payments and remittances have untapped opportunities for penetration and growth.

2.	Scaling an Integrated Digital Ecosystem

Thanks to its innovation portfolio and base of more than 19 million users, Credicorp has evolved into an integrated financial ecosystem. We leverage data to enhance our value proposition with more personalized experiences; heighten engagement; and scale efficiently. By deepening our relationship with the client, we grow our user base and bolster product penetration in the ecosystem’s businesses. We will continue to broaden access to inclusive products and services to advance financial inclusion and create opportunities for people who are currently excluded and unbanked, with the ambition of financially including 8 million Peruvians by 2028.

High-potential businesses such as bancassurance, payments and supply chain finance are expected to grow between 3x and 6x in the medium term. The innovation portfolio, led by Yape, continues to scale and monetize and represented 9.0% of risk-adjusted income at the end of 1Q26, well on its way to hitting the 10% target set for 2026. These advances strengthen our efforts to diversify and generate new sources of income.

3.	Unlocking Synergies by Leveraging Shared Capabilities Across Our Ecosystem

Shared capacities for technology, data, analytics, IA and risk generate competitive advantages that enable synergies, cross-selling, client acquisition, and multi-product adoption. This strengthens efficiency, drives monetization and improves decisions.

4.	Delivering Strong, Resilient Returns Across Economic Cycles

Credicorp has demonstrated resilience over three decades of disciplined execution while creating value through a strategy designed to decouple from the evolution of the macroeconomy.

Main KPIs of Credicorp’s Strategy

Core Businesses Transformation (1)	Quarter
	1Q25	4Q25	1Q26
Credicorp
Innovation Portfolio Risk-Adjusted Revenue Share (2)	5.4%	8.1%	9.0%
People financially included (3)	6.0	6.6	6.8
Total loan disbursements for MSMEs (S/ million)	3,902	4,444	4,591
Disbursements of sustainable financings (USD million)	430	1,154	630
BCP Stand-alone
Loan enabled clients (4)	2.3	3.2	3.753
Consumer NPS	51	51	53
Cashless transactions (5)	64%	68%	68%
Mibanco
Share of Low-Cost Deposits / Total Funding (6)	5.2%	6.4%	6.5%
Share of Other Income / Total Risk-Adjusted Revenue	7.1%	7.0%	8.7%
Pacifico
Insured Clients (7)	n.a.	7.1	7.3
Digital Policies (thousands) (8)	722.1	599.0	733.0

(1) Management figures, may differ from previously reported. Figures for March 2025, December 2025 and March 2026.

(2) As a percentage of Credicorp’s total Risk-Adjusted Revenue.

(3) Stock of financially included clients through BCP since 2020: (i) New clients with savings accounts or affiliated to Yape. (ii) New clients without debt in the financial system or BCP products in the last twelve months. (iii) Clients with 3 monthly average transactions in the last three months.

(4) Clients with an active loan.

(5) Amount transacted through Mobile Banking, Internet Banking, Yape y POS/Total amount transacted through Retail Banking.

(6) Includes low-cost funding products (Ahorro Negocio, Ahorro, Cuenta Premio, and Demand Deposits) as a proportion of total funding.

(7) Includes natural and legal clients. New methodological adjustments since 4Q25, related to customers with loan life insurance.

(8) Number of insurance policies issued through digital channels.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

Credicorp’s Strategy Update

Innovation Portfolio

Credicorp’s Innovation Portfolio works alongside the Group’s core businesses, providing scalable digital platforms that operate within the framework of a disciplined strategy to create value. These platforms diversify income; enhance the value proposition; and enable new venues for growth by leveraging capacities across the ecosystem.

The portfolio invests in the verticals such as Neobank, Acquiring and services for MIPYMEs, InsurTech and WealthTech, where initiatives are at different levels of maturity. This focus facilitates dynamic allocation of capital and actively rotates the portfolio as businesses grow. These initiatives can incubate within the core business or be channeled through Krealo, our Corporate Venture Capital arm. Krealo enables outside-in innovation through investments and acquisitions that complement and expand current and future lines of business.

The portfolio is managed with explicit financial appetites, which contemplate an impact of up to 150 bps on ROE and 350 bps in the efficiency ratio. By 2026, this portfolio is expected to account for 10% of the Group’s risk-adjusted income.

Yape: main driver of scale, monetization and inclusion

Main Management Indicators

Management KPI’s (1)	Quarter			Change %
	1Q25	4Q25	1Q26	QoQ	YoY
Users
Users (millions)	18.0	19.1	19.4	1.8%	8.0%
Monthly Active Users (MAU) (millions) (2)	14.3	15.9	16.4	2.7%	14.1%
Revenue Generating MAU (millions)	12.0	14.0	14.3	2.6%	19.6%
Engagement
# Transactions (millions)	2,025	2,989	3,005	0.6%	48.4%
# Revenue Generating Transactions (millions)	229	318	337	6.0%	47.2%
# Transactions / MAU	52	66	67	0.0%	27.8%
# Average Functionalities / MAU	3	3	3	0.7%	9.2%
Experience
NPS (3)	77	81	77	-4 p	0 p
Unit Economics
Monthly Indicators (4)
Revenues / MAU (S/)	6.2	9.6	10.3	6.8%	65.0%
Expenses / MAU (S/)	-4.7	-6.1	-5.9	-2.7%	26.1%
Quarterly Indicators (5)
Revenues / MAU (S/)	5.6	8.5	9.7	14.6%	74.3%
Expenses / MAU (S/)	-4.3	-5.5	-5.5	-0.5%	27.6%
Drivers Monetization
Total TPV (S/, billions) (6)	91.6	128.9	129.8	0.7%	41.8%
Total Revenue Generating TPV (S/, billions) (6)	8.7	14.0	15.6	11.3%	79.5%
Payments
# Bill Payments transactions (millions)	45	61	67	9.5%	49.1%
Financials
# Loans Disbursements (thousands)	3,100	5,118	5,734	12.0%	84.9%
E-Commerce
GMV (S/, millions) (7)	124.1	181.6	175.3	-3.4%	41.3%

(1) Management Figures.

(2) Yape users that have made at least one outgoing transaction in the measurement month.

(3) Net Promoter Score.

(4) Monthly indicators consider the results of the last month of the quarter for the numerator and denominator.

(5) Quarterly indicators are calculated using the sum of the three months in the period for numerator accounts, and the average of the denominator—based on the last month’s data from both the current and previous quarters.

(6) Total Payment Volume.

(7) Gross Merchant Volume, includes the following functionalities: Yape Promos, Yape Store, Ticketing, Gaming, Delivery, Buses, Gas, Brand Solutions and Insurance.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

Credicorp’s Strategy Update

Main financial results

Financial Results (1) S/ millions	Quarter			Change %
	1Q25	4Q25	1Q26	QoQ	YoY
Net Interest Income after Provisions (2)	93.0	179.5	235.7	31.3%	153.5%
Other Income (3)	141.6	221.7	235.6	6.3%	66.4%
Total Income	234.6	401.2	471.3	17.5%	100.9%
Total Operating Expenses	-179.7	-259.8	-266.1	2.4%	48.1%

(1) Management figures.

(2) Includes interest income, interest expense and net provisions.

(3) Includes Other income recorded in BCP and in Yape Market.

At the end of 1Q26, Yape reached the 16.4-million mark for monthly active users (MAU), which is equivalent to approximately 82% of the country’s Economically Active Population and indicates consolidation of nationwide coverage. Although the platform continues to expand its users, the strategic focus has evolved and now seeks to deepen recurrence, broaden multi-product adoption, and monetize the installed base that is already highly penetrated, in a context where the use of cash in Peru remains relevant.

Average frequency of use stood at 67 monthly transactions per user, which proves that Yape is highly integrated in users’ daily lives. Revenue-generating transactions, in turn, grew 47.2% YoY and accounted for 11% of the total, reflecting tangible progress in the monetization strategy. Our NPS remains high at 77 points—a clear indicator of client satisfaction and trust.

Monthly revenue per MAU reached S/10.3 (+65.0% YoY), driven by higher transaction levels and an increase in the use of features (2.9 in 1Q26 vs. 2.6 in 1Q25). This growth far outpaced the uptick in monthly expenses per MAU, which stood at S/5.9 (+26.1% YoY), in line with the platform’s asset-light and highly scalable model.

Lines of Business

1.	Payments (accounts for 47% of Yape’s total revenues)

The Payments business is Yape’s main fee generator, where strong momentum is reflected in a higher share of Credicorp’s total fee income (17% in 1Q26 vs. 12% in 1Q25). In 1Q26, the main revenue drivers were: (i) QR/POS payments, associated with a higher number of transactions and active customers; and (ii) bill payments, driven by an increase in the adoption of features, which translated into 67 million transactions during the quarter (+49.1% YoY), mainly in services such as telecom, financial instit utions, electricity, and education. These results have situated Yape as the Group’s primary collections channel. This quarter, revenue-generating TPV grew 79.5% YoY, reinforcing Yape’s role as the country’s digital payments infrastructure.

2.	Finance (accounts for 50% of Yape’s total revenues)

The financial business is consolidating as the main long-term growth vertical, as reflected in a higher contribution to Credicorp’s risk-adjusted net interest income (8% in 1Q26 vs. 5% in 1Q25). At quarter-end, the lending business accounted for 23% of Yape’s total revenues (vs. 13% in 1Q25), supported by shared capabilities across the Credicorp ecosystem for risk management, analytics, and funding.

In 1Q26, more than 5.7 million disbursements were recorded, composed mainly of single-installment loans. Despite this momentum, credit penetration remains limited, with only 30% of MAUs having obtained a loan (4.9 million customers with at least one loan disbursed), leaving ample room to scale in a disciplined manner. Average ticket sizes and durations by loan type are: (i) Single-installment: ~S/200 and <1 month; (ii) Multi-installment: ~S/700 and 8 months; and (iii) Pyme: ~S/2,300 and 10 months. In addition, as of 1Q26, the portfolio balance was mainly composed of multi-installment loans.

3.	E-Commerce (accounts for 3% of Yape’s total revenues)

E-commerce continues to contribute to revenue diversification and heightened engagement. In 1Q26, its GMV totaled S/175 million (+41.3% YoY), driven mainly by solutions such as Yape Promos, which recorded growth in active customers and transactions over the period.

Rising contribution to and optionality for Credicorp

At the end of 1Q26, Yape contributed 8.0% of Credicorp’s risk-adjusted revenue, sustaining an upward trajectory YoY (up from 4.5% in 1Q25). This progress bolsters Yape’s strategic optionality and advances its ambition to become the Group’s second most important contributor to net income in time. The app’s scale, growing monetization and financial discipline will support efforts down the line.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

01	Loan Portfolio

Total loans increased 1.9% QoQ and 8.2% YoY. If we exclude the impacts of asset revaluation at BCP Boliva and the depreciation of USD against PEN, total loans registered growth of 1.0% QoQ and 9.1% YoY.

QoQ, expansion in total loans was primarily driven by: (i) growth in medium- and long-term loans within Wholesale Banking at BCP; (ii) higher lending to Individuals and SME-PYME, which was offset by a decline in SME-Business within BCP’s retail segments; and (iii) record-high disbursements at Mibanco, achieved in March.

|  YoY, total loans rose 9.1% with a Neutral Exchange rate. This evolution reflects on-going improvements in the dynamism of the economy, which have sustained loan growth. The drivers of YoY performance were (i) the same dynamics seen QoQ in Wholesale Banking, (ii) growth in disbursement in Individuals and SME-Pyme, which was attributable to an increase in risk appetite, and (iii) an acceleration in disbursements at Mibanco.

Evolution of Loans in Quarter-end Balances

This quarter, total loans in quarter-end balances rose 1.9% and 8.2% QoQ and YoY, respectively. Both evolutions were impacted by asset revaluation at BCP Bolivia1. If we isolate this impact and the influence of the depreciation of USD against PEN, which gives us a clearer view of commercial performance, loans in quarter-end balances increased 1.0% QoQ and 9.1% YoY.

Total loans (in Quarter-end balances)

Total Loans (S/ Millions)	As of			% change		USD/PEN Neutral Volume change		USD/PEN Neutral % Change

	Mar 25	Dec 25	Mar 26	QoQ	YoY	QoQ	YoY	QoQ	YoY
BCP Stand-alone	119,379	125,201	128,142	2.3%	7.3%	1,408	10,884	1.1%	9.1%
Mibanco	12,525	13,607	14,080	3.5%	12.4%	473	1,555	3.5%	12.4%
Mibanco Colombia	1,904	2,315	2,618	13.1%	37.5%	207	847	8.9%	44.5%
BCP Bolivia	6,294	7,553	7,319	-3.1%	16.3%	n.a.	n.a.	n.a.	n.a.
ASB Bank Corp.	1,777	1,462	1,459	-0.2%	-17.9%	-57	-244	-3.9%	-13.7%
Others (1)	-682	-153	-794	418.5%	16.4%	-644	-93	420.5%	13.7%
Total Loans BAP	141,197	149,985	152,825	1.9%	8.2%	n.a.	n.a.	n.a.	n.a.
BCP Bolivia (Adjusted for Asset Revaluation)	9,877	9,258	9,685	4.6%	-1.9%	65	293	0.7%	3.0%
Total Loans BAP (Adjusted for Asset Revaluation)	144,780	151,690	155,190	2.3%	7.2%	1,452	13,242	1.0%	9.1%

For consolidation purposes, loans generated in Foreign Currency (FC) are converted into Local Currency (LC).

(1) Includes eliminations for intercompany transactions.

QoQ, loan evolution at a Neutral Exchange rate was driven mainly by BCP Stand-alone (+1.1%), followed by Mibanco (+3.5%). At Mibanco, loan growth was driven primarily by an acceleration in loan disbursements, which hit a peak in the month of March, fueled mainly by smaller ticket and higher yield loans.

YoY, loan evolution at a Neutral Exchange rate was fueled mainly by BCP Stand-alone (+9.1%) and secondarily by Mibanco (+12.4%) and Mibanco Colombia (+44.5%). At Mibanco, loans rose on the back of an uptick in disbursements, which began gaining traction last year and rose in YoY terms, supported by a more dynamic microfinance environment. At Mibanco Colombia, growth was robust YoY, as loans continued to recover significantly, spurred by the origination guidelines implemented in 2024 and a more favorable economic context for microfinance.

[1]	As in recent quarters, this evolution is impacted by a non-cash accounting adjustment for the revaluation of assets related to the balance sheet of BCP Bolivia.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

01. Loan Portfolio

Next, we will analyze dynamics by segment at BCP Stand-alone:

QoQ: Total loans by Segment at BCP Stand-alone (in Quarter-end balances)

Total Loans (S/ Millions)	As of		QoQ Change		Balance in USD/PEN Neutral As of		QoQ Change in USD/PEN Neutral

	Dec 25	Mar 26	Volume	%	Dec 25	Mar 26	Volume	%
BCP Stand-alone	125,201	128,142	2,942	2.3%	125,201	126,609	1,408	1.1%
Wholesale Banking	54,142	56,335	2,193	4.0%	54,142	55,159	1,017	1.9%
Corporate	31,958	33,209	1,251	3.9%	31,958	32,528	570	1.8%
Middle - Market	22,184	23,125	942	4.2%	22,184	22,631	447	2.0%
Retail Banking	69,501	69,808	307	0.4%	69,501	69,501	0	0.0%
SME - Business	8,434	7,100	-1,333	-15.8%	8,434	6,983	-1,451	-17.2%
SME - Pyme	16,735	17,036	301	1.8%	16,735	17,031	296	1.8%
Mortgage	23,822	24,396	574	2.4%	23,822	24,337	515	2.2%
Consumer	14,074	14,879	805	5.7%	14,074	14,793	719	5.1%
Credit Card	6,437	6,396	-40	-0.6%	6,437	6,358	-79	-1.2%
Others (1)	1,558	2,000	442	28.4%	1,558	1,948	390	25.1%

For consolidation purposes, loans generated in Foreign Currency (FC) are converted into Local Currency (LC).
(1) Includes other assets and accruals.

Larger contraction in volume
Larger expansion in volume

QoQ, total loans in quarter-end balances at BCP Stand-alone increased 1.1% at Neutral exchange rate. This growth was driven mainly by Wholesale Banking (+1.9%), while loans in Retail Banking remained stable. In Wholesale Banking, expansion was driven by an uptick in medium and long-term disbursements, fueled mainly by Corporate Banking, where growth was led by the Energy sector. In Middle Market Banking, expansion was spurred by specific clients in the agriculture sector.

In Retail Banking, loan growth in Individuals and SME-Pyme was offset by a drop in loans in SME-Business, whose evolution was spurred by yearly resegmentation processes, which migrated clients from the SME-Business segment to Wholesale Banking. Segments that evolved positively QoQ include:

●	Consumer, driven mainly by growth in disbursements through Yape and an uptick in risk appetite at BCP Stand-alone.

●	Mortgage, fueled by growth in disbursements, which was sustained by favorable macroeconomic conditions and low interest rates.

●	SME-Pyme, where an increase in the risk appetite led disbursements of working capital loans to rise.

YoY: Total Loans by Segment at BCP Stand-alone (in Quarter-end Balances)

Total Loans (S/ Millions)	As of		YoY Change		Balance in USD/PEN Neutral As of		YoY Change in USD/PEN Neutral

	Mar 25	Mar 26	Volume	%	Mar 25	Mar 26	Volume	%
BCP Stand-alone	119,379	128,142	8,764	7.3%	119,379	130,263	10,884	9.1%
Wholesale Banking	52,602	56,335	3,732	7.1%	52,602	57,962	5,360	10.2%
Corporate	31,369	33,209	1,840	5.9%	31,369	34,153	2,784	8.9%
Middle - Market	21,234	23,125	1,892	8.9%	21,234	23,809	2,575	12.1%
Retail Banking	64,875	69,808	4,932	7.6%	64,875	70,232	5,356	8.3%
SME - Business	7,711	7,100	-611	-7.9%	7,711	7,262	-449	-5.8%
SME - Pyme	15,922	17,036	1,114	7.0%	15,922	17,043	1,121	7.0%
Mortgage	22,115	24,396	2,282	10.3%	22,115	24,478	2,364	10.7%
Consumer	13,173	14,879	1,707	13.0%	13,173	14,999	1,826	13.9%
Credit Card	5,955	6,396	441	7.4%	5,955	6,450	495	8.3%
Others (1)	1,901	2,000	99	5.2%	1,901	2,069	168	8.8%
For consolidation purposes, loans generated in Foreign Currency (FC) are converted into Local Currency (LC).
(1) Includes other assets and accruals.

Larger contraction in volume
Larger expansion in volume

YoY, total loans in quarter-end balances at BCP Stand-alone increased 9.1% with a Neutral exchange rate. This growth was driven mainly by Wholesale Banking (+10.2%) and secondarily by Retail Banking (+8.3%).

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

01. Loan Portfolio

In Wholesale Banking, growth was fueled primarily by an uptick in medium and long-term loans. This evolution was driven by an increased risk appetite within the business, underpinned by a favorable macroeconomic environment, particularly the recovery in private investment.

In Retail Banking, all segments, excluding SME Business, evolved favorably YoY, buoyed by the same dynamics seen QoQ coupled with a more dynamic economic backdrop.

YoY evolution of the Dollarization Level of Loans (in Quarter-end balances)

(1) Participation in FC loans at the Credicorp level considers BCP Stand-alone, Mibanco, Mibanco Colombia, BCP Bolivia and ASB.

YoY, the dollarization level of total loans dropped 10 bps. This evolution was driven by loan growth in LC (+8.4%), mainly in Retail Banking, and partially offset by loan expansion in FC (+7.9%), mainly in Wholesale Banking.

Evolution of Loans in Average Daily Balances

Loans in average daily balances (ADB) rose 2.2% and 4.6%, QoQ and YoY, respectively. It is important to note that the figures for ADB are derived from internal management figures and exclude the impact of the revaluation of BCP Bolivia’s asset balance.

For more details on loan dynamics in ADB, see Annex 12.1.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

02	Deposits

Total deposits rose 4.8% QoQ and 13.3% YoY. If we exclude the impacts generated by asset revaluation at BCP Bolivia and devaluation of USD PEN (Neutral exchange rate), total deposits increased 0.8% QoQ and 13.7% YoY.

QoQ, growth was driven mainly by an uptick in the Low-cost Deposit balance, which was fueled mainly by our investments in digital infrastructure and initiatives to strengthen client relations, which has helped us captured inflows from pension fund withdrawal and, to a lesser extent, the profit-sharing payments in the month of March.

YoY, the uptick was fueled by the same dynamics in play QoQ and by an increase in the FC balance for Low-cost Deposits due to an appreciation in the exchange rate to bolster their balances in USD.

At the end of 1Q26, 74.6% of Total Deposits were Low-cost (Demand + Savings). Credicorp continues to lead the market for low-cost deposits with a 41.2% share at the end of March.

This quarter, Total Deposits rose 4.8% and 13.3%, QoQ and YoY, respectively. Both evolutions were impacted by asset revaluation at BCP Bolivia1. If we exclude this impact and effects from changes of PEN against the US Dollar, the deposit balance increased 0.8% QoQ and 13.7% YoY, driven by the following dynamics:

Deposits	As of			Change (Volume)		Change (%)		Change FX Neutral USD PEN (Volume)		Change FX Neutral USD PEN (%)
S/000	Mar 25	Dec 25	Mar 26	QoQ	YoY	QoQ	YoY	QoQ	YoY	QoQ	YoY
Demand deposits	53,992,479	57,051,969	62,594,945	5,542,976	8,602,466	9.7%	15.9%	2,972,339	8,234,568	5.1%	14.8%
Saving deposits	59,969,559	67,811,945	71,249,909	3,437,964	11,280,350	5.1%	18.8%	1,021,819	11,192,938	1.5%	18.4%
Time deposits	39,779,546	41,344,255	40,877,361	(466,894)	1,097,815	-1.1%	2.8%	(2,352,834)	2,662,421	-5.6%	6.4%
Severance indemnity deposits	2,921,196	3,192,565	2,987,508	(205,057)	66,312	-6.4%	2.3%	-212,840	192,723	-6.7%	6.6%
Interest payable	956,302	1,000,899	918,183	(82,716)	(38,119)	-8.3%	-4.0%	(43,886)	8,337	-3.8%	0.7%
Low-cost deposits (1)	113,962,038	124,863,914	133,844,854	8,980,940	19,882,816	7.2%	17.4%
Total Deposits	157,619,082	170,401,633	178,627,906	8,226,273	21,008,824	4.8%	13.3%

Adjusted by Bolivia’s revaluation
Low-cost deposits (1)	116,433,747	126,058,318	135,579,062	9,520,744	19,145,315	7.6%	16.4%	3,994,159	19,427,506	3.2%	16.7%
Total Deposits	162,272,979	172,605,609	181,702,552	9,096,943	19,429,573	5.3%	12.0%	1,384,598	22,290,986	0.8%	13.7%
(1)	Includes: Demand and Saving Deposits.

QoQ, our balance for Total Deposits rose 0.8%, driven primarily by:

●	A 5.1% increase in the balance of Demand Deposits. This evolution was fueled primarily by growth in LC volumes at BCP Stand-alone, which was in turn primarily attributable to inflows from the 8th pension fund withdrawal and, to a lesser extent, to growth in Middle Market Banking, which rose an uptick in movements by institutional clients.

●	The 1.5% increase in the balance of Savings Deposits, spurred mainly by growth in LC volumes at BCP Stand-alone. This evolution was attributable to inflows from both pension fund withdrawals and deposits by clients who received profit-sharing payments in March.

The aforementioned was offset by:

●	A 5.6% reduction in the balance for Time Deposits. This evolution was driven by a drop in LC volumes at BCP Stand-alone, related to deposits expirations of wholesale clients, in line with the strategic decision to optimize our funding structure.

YoY, our balance for Total Deposits increased 13.7%, driven mainly by:

●	Expansion of 14.8% and 18.4% in the balance for Demand Deposits and Savings Deposits, respectively. YoY growth was propelled by the same dynamics seen QoQ and by an uptick in the FC volume at BCP Stand-alone, which rose on the back of an appreciation in the US Dollar’s value against the PEN. Balance expansion for both deposit types was driven by on-going efforts to differentiate our transactional offerings, which has facilitated deposit captures in a context of high liquidity.

Finally, thanks to our investments in digital infrastructure and initiatives to strengthen client relations, our Low-cost Deposits continued to grow and currently represent 74.6% of total deposits, up 286 bps YoY. This growth led our market share of low-cost deposits to situate at 41.2% at quarter-end.

1 As in recent quarters, this evolution is impacted by a non-cash accounting adjustment for the revaluation of assets related to the balance sheet of BCP Bolivia.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

02. Deposits

Deposit Dollarization Level

Deposits by Currency

(Measured at quarter-end balances)

At the end of March 2026, the dollarization level of Total Deposits rose 33 bps QoQ to stand at 42.9%. This level remains below the average for the last 4 years (48.1%). The uptick in dollarization over the period was primarily attributable to an increase in volumes of Savings Deposits and Demand Deposits in FC, which rose on the back of a depreciation in the PEN’s value against the US Dollar. Growth in the aforementioned deposit types was partially offset by an increase in Low-cost Deposits in LC, which ticked up through inflows from pension funds withdrawals.

YoY, the dollarization level dropped 160 bps. This evolution was driven mainly by an appreciation in the exchange rate, which impacted our FC balances, and by the same dynamics that drove growth in our LC balances QoQ.

Deposits by Currency and Type

(Measured at quarter-end balance)

Loan / Deposit Ratio (Ratio L/D)

QoQ, the L/D ratio dropped 275 bps at BCP Stand-alone. This evolution was fueled by an increase in the balance of Low-cost Deposits, which rose on back of inflows from pension fund withdrawals, and offset by loan expansion in the Wholesale Banking segment. At Mibanco, the ratio rose 384 bps, driven mainly by loan growth, which has gained traction in a more favorable environment for microfinance. This growth was partially offset by an increase in Savings Deposits, which reflected a system-wide uptick in liquidity.

YoY, the L/D ratio dropped 526 bps at BCP Stand-alone. This evolution was driven by the same dynamics that drove the QoQ result. At Mibanco, the ratio rose 16pp, driven by loan expansion, which ticked up through the dynamics seen QoQ. The reduction in Total Deposits also drove the uptick in the YoY ratio. The rise in savings deposits, which rose on the back of higher liquidity system-wide, was offset by a larger decrease in Time Deposits, where the downward trajectory was fueled by a drop in interest rates.

In this context, the L/D ratio at Credicorp stood at 85.6%.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

02. Deposits

L/D Ratio Local Currency

L/D Ratio Foreign Currency

Market Share (MS) of Deposits in the Peruvian Financial System

Share of the Deposit Market in the Peruvian Financial System

At the end of March 2026, the MS of Total Deposits at BCP and Mibanco in Peru was 33.1% and 2.4% (117 bps and -27 bps vs March 2025, respectively). In this context, BCP continues to lead the market for total deposits.

BCP reported growth in Low-cost Deposits (+16.3% YoY); this level stood below the financial system’s print (+16.5% YoY). At quarter-end, BCP continued to lead the market for Low-cost Deposits with a MS of 40.5% at the end of March 2026 (-9 bps vs Mar25). Time Deposits, in turn, registered a downward trajectory across the financial system (-1.4% vs Mar25) but rose 4.6% at BCP. In this context, BCP increased its market share (105 bps vs Mar25) to 18.2% at the end of March 2026.

Credicorp’s share (BCP + Mibanco) of the Low-cost Deposit market dropped 6 bps versus the print in March 2025 to stand at 41.2% at the end of March 2026. Credicorp’s share of Time Deposits rose 76 bps compared to the figure in March 2025 to situate at 24.0% at the end of March 2026.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

03	Interest-earning Assets (IEA) and Funding

In 1Q26, IEA increased 3.7% QoQ and 8.2% YoY. Funding, in turn, rose 3.0% QoQ and 8.5% YoY. If we exclude the impact generated by an accounting adjustment at BCP Bolivia, and maintain the USD/PEN exchange rate constant, the evolution of IEA and Funding was as follows:

IEA grew 2.3% QoQ. This evolution was driven by an increase in Total investments, which allowed us to capitalize on surpluses while maintaining ample liquidity in a context of an uptick in loan growth. Funding rose 1.6%, driven primarily by Deposits, which rose on the back of inflows from pension fund withdrawals, and secondarily from company profit-sharing payments.

YoY, IEA increased 9.9%, fueled mainly by loan growth. The increase in Cash and due from banks, which ticked up due to a context of ample liquidity, acted as a secondary driver, followed by an uptick in Total investments. Growth in deposits was the main engine of growth in funding; this evolution was partially offset by a drop in the balance for BCRP instruments.

In 1Q26, consistent with the treatment applied since 1Q25, Credicorp’s balance sheet reflects the impact of a non-cash accounting adjustment to revalue BCP Bolivia’s balance sheet using exchange rates more closely aligned with market levels. This revaluation resulted in a 1.3% accounting contraction in Credicorp’s total assets as of March 2026.

The analysis of the evolution of IEA and Funding will focus on the business’s underlying dynamics, excluding the impact of this accounting adjustment.

3.1. IEA

Interest Earning Assets	As of			% change
S/000	Mar 25	Dec 26	Mar 26	QoQ	YoY
Cash and due from banks	37,521,839	41,394,817	42,979,690	3.8%	14.5%
Total investments	55,604,610	52,804,942	57,505,821	8.9%	3.4%
Cash collateral, reverse repurchase agreements and securities borrowing	1,835,893	2,177,200	2,211,576	1.6%	20.5%
Total loans	141,196,646	149,984,954	152,824,685	1.9%	8.2%
Total interest earning assets	236,158,988	246,361,913	255,521,772	3.7%	8.2%
Total interest earning assets (Adjusted for Asset Revaluation)	240,384,621	248,477,652	258,497,432	4.0%	7.5%
Total interest earning assets (Adjusted for Asset Revaluation, FX Neutral USD/PEN)				2.3%	9.9%

IEA rose 3.7% QoQ and 8.2% YoY. If we exclude the impacts of both the non-cash accounting adjustment at BCP Bolivia and the depreciation of the USD against PEN, IEA evolved as follows:

QoQ, IEA increased 2.3%. This evolution was driven mainly by an increase in the balance of Total investments, which is part of our strategy to capitalize surplus liquidity. Loan growth, which sustained its momentum through the dynamics explained in chapter 1. Loan Portfolio, was a secondary driver of IEA.

YoY, IEA expanded 9.9%. This evolution was fueled, in order of impact, by: i) an increase in the Loan balance, which was led primarily by BCP Stand-alone (Wholesale Banking in particular), and to a lesser extent by Mibanco; ii) an uptick in Cash and due from banks, which was driven by the cumulative effect of inflows from pension fund withdrawals and higher liquidity at Mibanco; and iii) growth in the balance of Investments, which rose on the back of the same dynamics seen QoQ.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

03. Interest-earning Assets (IEA) and Funding

3.2. Funding

Funding	As of			% change
S/ 000	Mar 25	Dec 25	Mar 26	QoQ	YoY
Deposits and obligations	157,619,082	170,401,633	178,627,906	4.8%	13.3%
Due to banks and correspondents	10,899,579	10,675,238	10,213,175	-4.3%	-6.3%
BCRP instruments	7,064,476	4,776,512	2,338,426	-51.0%	-66.9%
Repurchase agreements with clients and third parties	3,094,138	3,467,275	3,534,049	1.9%	14.2%
Bonds and notes issued	14,391,733	14,025,535	14,750,710	5.2%	2.5%
Total funding	193,069,008	203,346,193	209,464,266	3.0%	8.5%
Total funding (Adjusted for Asset Revaluation)	197,948,116	205,659,047	212,689,317	3.4%	7.4%
Total funding (Adjusted for Asset Revaluation, FX Neutral USD/PEN)				1.6%	10.0%

Funding grew 3.0% QoQ and 8.5% YoY. Excluding the impact of both a non-cash accounting adjustment at BCP Bolivia and USD’s depreciation against PEN, funding evolved as follows:

QoQ, funding increased 1.6%, driven primarily by an increase in Deposits and obligations, which rose on the back of growth in low-cost deposits. The rise in the latter was fueled by inflows from pension fund withdrawals and, to a lesser extent, annual employee profit-sharing payments. These dynamics were partially offset by a drop in the balance for BCRP Instruments, which reflected a decrease in liquidity requirements.

YoY, funding rose 10.0%, driven mainly by an increase in Deposits and Obligations, which was driven by the same dynamics seen QoQ. The increase in funding was partially offset by a reduction in the balance for BCRP instruments, which reflects the regulatory entity’s decision to reduce repo offerings in a high liquidity environment.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

04	Net Interest Income (NII)

NII rose 3.2% QoQ, driven primarily by an uptick in interest income from securities and loan growth. A reduction in Interest and Similar Expenses, which was fueled by a drop in expenses for deposits and a decrease in funding through other instruments, was a secondary driver of NII’s evolution.

YoY, NII increased 10.9%. This result was mainly fueled by an increase in Similar Income and Yields, which rose on the back of loan growth. The decrease in Similar Interest and Expenses, which were impacted by a drop in interest rates and an uptick in market liquidity, also contributed to growth in NII.

NIM expanded 36 bps YoY to stand at 6.58%, driven primarily by a drop in the funding costs and secondarily by an increase in the yield on IEA. Risk-adjusted NIM hit a new high[1] of 5.81% (+57 bps) on the back of an improvement in payment performance, as reflected in the decrease seen in the cost of risk.

Net interest income	Quarter			% change
S/000	1Q25	4Q25	1Q26	QoQ	YoY
Interest and Similar Income	4,894,790	5,125,394	5,212,412	1.7%	6.5%
Interest and Similar Expenses	(1,322,778)	(1,284,127)	(1,249,685)	-2.7%	-5.5%
Interest Expense (excluding Net Insurance Financial Expenses)	(1,187,156)	(1,140,166)	(1,086,768)	-4.7%	-8.5%
Net Insurance Financial Expenses	(135,622)	(143,961)	(162,917)	13.2%	20.1%
Net Interest, similar income and expenses	3,572,012	3,841,267	3,962,727	3.2%	10.9%

Balances
Average Interest Earning Assets (IEA)	238,435,117	240,783,785	250,941,843	4.2%	5.2%
Average Funding	195,997,306	197,704,312	206,405,230	4.4%	5.3%

Yields
Yield on IEAs	8.21%	8.51%	8.31%	-20 bps	10 bps
Cost of Funds(1)	2.42%	2.31%	2.11%	-20 bps	-31 bps
Net Interest Margin (NIM)(1)	6.22%	6.62%	6.58%	-4 bps	36 bps
Risk-Adjusted Net Interest Margin(1)	5.24%	5.55%	5.81%	26 bps	57 bps
Peru’s Reference Rate	4.75%	4.25%	4.25%	0 bps	-50 bps
FED funds rate	4.50%	3.75%	3.75%	0 bps	-75 bps

(1) For further detail on the NIM and Cost of Funds calculation, please refer to Annex 12.8.

QoQ, Net Interest Income (NII) rose 3.2%. This result was primarily attributable to an increase in Interest and Similar Income, which rose on the back of the following factors (in order of magnitude): i) an increase in interest from securities, which ticked up through a strategy to capitalize surplus liquidity, and ii) higher interest from Loans, which increased alongside growth in volumes at BCP and Mibanco. Interest and Similar Expenses were a secondary driver in NII’s advance this quarter, after Interest on deposits and Interest on due to Banks and correspondents fell by similar measure. Interest expenses for deposits dropped, fueled by an increase in low-cost deposits’ share of the mix and a decrease in time deposits’ participation. Interest on due to Banks and correspondents fell after some contracts expired and were not renewed due to high levels of liquidity.

YoY, NII rose 10.9%. This evolution was driven mainly by an increase in Interest and Similar Income and secondarily by a decrease in Interest and Similar Expenses. Growth in Interest and Similar Income was fueled primarily by an increase in interest from loans, which rose alongside an uptick in the loan volume at BCP and Mibanco. Interest on securities also drove the rise in NII, albeit to a lesser extent. Similar Interest and Expenses, in turn, dropped over the period due to the following dynamics (in order of magnitude): i) a drop in Interest on deposits and obligations, which were impacted by a decrease in interest rates and an increase in liquidity across the financial system; and ii) a reduction in Interest on due to banks and correspondents, which was driven by the same factors in play QoQ.

1	Since the implementation of IFRS 9 in 2018.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

04. Net Interest Income (NII)

Net Interest Margin

NIM rose 36 bps YoY to stand at 6.58% at the end of 1Q26. This expansion was mainly driven by a 31-bps reduction in the cost of funding, which was positively impacted by a downward trend in interest rates and a shift in the funding mix toward a larger share of low-cost deposits. The IEA yield rose 10 bps YoY, as loans’ share of the IEA mix rose ticked up faster than the increase reported for Cash and equivalents. Risk-adjusted NIM hit a new high of 5.81% at the end of 1Q26 (+57 bps). This result was primarily attributable to an improvement in client payment performance at BCP, as reflected in the decrease in the cost of risk.

Dynamics of the Net Interest Margin by Currency

Interest Income / IEA	1Q25			4Q25			1Q26
	Average	Income	Yields	Average	Income	Yields	Average	Income	Yields
S/ millions	Balance			Balance			Balance
Total (LC + FC)
Cash and equivalents	38,821	345	3.6%	38,628	366	3.8%	42,187	322	3.1%
Other IEA	1,434	19	5.3%	2,791	26	3.7%	2,194	22	4.0%
Investments	54,716	683	5.0%	51,996	639	4.9%	55,156	727	5.3%
Loans	143,465	3,848	10.7%	147,369	4,094	11.1%	151,405	4,143	10.9%
Total IEA	238,436	4,895	8.2%	240,784	5,125	8.5%	250,942	5,214	8.3%
IEA (LC)	55.6%	70.5%	10.4%	56.6%	71.2%	10.7%	56.4%	72.5%	10.7%
IEA (FC)	44.4%	29.5%	5.5%	43.4%	28.8%	5.6%	43.6%	27.5%	5.2%

Interest Income / Funding	1Q25			4Q25			1Q26
	Average	Expense	Yields	Average	Expense	Yields	Average	Expense	Yields
S/ millions	Balance			Balance			Balance
Total (LC + FC)
Deposits	159,731	620	1.6%	164,416	578	1.4%	174,515	539	1.2%
BCRP + Due to Banks	17,683	266	6.0%	16,669	245	5.9%	14,001	211	6.0%
Bonds and Notes	15,830	168	4.2%	13,117	185	5.6%	14,389	188	5.2%
Others	2,754	269	39.1%	3,502	276	31.5%	3,501	311	35.5%
Total Funding	195,998	1,323	2.7%	197,704	1,284	2.6%	206,406	1,249	2.4%
Funding (LC)	51.7%	53.4%	2.8%	54.1%	54.0%	2.6%	54.2%	53.2%	2.4%
Funding (FC)	48.3%	46.6%	2.6%	45.9%	46.0%	2.6%	45.8%	46.8%	2.5%

NIM(1)	238,436	3,572	6.0%	240,784	3,841	6.4%	250,942	3,965	6.3%
NIM (LC)	55.6%	76.8%	8.3%	56.6%	77.0%	8.7%	56.4%	78.6%	8.8%
NIM (FC)	44.4%	23.2%	3.1%	43.4%	23.0%	3.4%	43.6%	21.4%	3.1%

(1) Unlike the NIM figure calculated according to the formula in Appendix 12.8, the NIM presented in this table includes “Financial Expense associated with the insurance and reinsurance activity, net”.

QoQ Analysis

QoQ, Net Interest Income (NII) rose 3.2% in the aggregate, with NII rising in LC but falling in FC. IEA in LC represented 56.4% of total IEA at the end of 1Q26 and accounted for 72.5% of interest income generated over the quarter.

Dynamics in Local Currency (LC)

NII in LC rose 5.3%, driven by growth in interest income. This evolution was fueled by both an uptick in the investment volume and a strategy to take advantage of market opportunities. A secondary driver in the rise in NII in LC was the increase in interest on Loans, which rose on the back of growth in loan volumes at BCP and Mibanco. Interest expenses fell over the period, spurred by a reduction in expenses for BCRP and Banks, which primarily reflected a decrease in repos positions with BCRP and secondarily, a drop in expenses for deposits, as low-cost deposits’ share of the funding mix ticked up.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

04. Net Interest Income (NII)

Foreign Currency Dynamics (FC)

NII in FC fell 3.7% QoQ. This evolution was driven primarily by a drop in income from Cash and equivalents, which reflected lower average rates, following the Fed’s rate cut in December 2025. This dynamic was partially offset by growth in interest on Loans, which rose on the back of loan growth, particularly in Wholesale Banking at BCP. Interest expenses fell, fueled primarily by a drop in expenses for deposits, which fell alongside an increase in low-cost deposits’ participation in the funding mix.

YoY Analysis

YoY, NII rose 11.0%, driven by an increase in NII in LC and FC.

Dynamics in Local Currency (LC)

NII in FC increased 13.5% YoY, fueled mainly by an increase in interest income and secondarily, by a drop in interest expenses. These results were driven by the following dynamics:

Interest income on Loans rose, driven by: i) growth in total loan volumes at BCP Mibanco Perú and Mibanco Colombia; and ii) an increase in Investment income, which followed the same dynamics seen in the QoQ analysis. In this context, the yield on IEA in LC increased 26 bps to 10.7%.

Interest expenses fell over the period, pressured downward by decreasing interest rates and an uptick in the low-cost deposits’ share of the funding mix, which was bolstered by inflows from pension fund withdrawals. It is important to note that in the current context of elevated liquidity in the financial system, our balance of BCRP and Banks fell, reflecting both a reduction in BCRP’s offering of repos and a decrease in funding through other instruments. In this context, the funding cost in LC dropped 42 bps to stand at 2.4%.

Foreign Currency Dynamics (FC)

NII in FC rose 2.8% YoY, driven by the following dynamics:

Interest expenses in FC dropped. This dynamic was fueled by: i) a drop in interest expenses on Deposits, which fell on the back of a downward trend in interest rates, and ii) a decrease in balances for BCRP and Banks, which reflects expirations of debt obligations that were not renewed because marginal funding needs are lower. In this context, the cost of funding in FC dropped 13 bps to stand at 2.5%.

Interest income fell over the period, driven primarily by a drop in interest on Cash and Equivalents, which fell alongside declining market rates. The reduction in the investment balance acted as a secondary catalyst in the reduction in interest income. In this context, IEA in FC dropped 21 bps to stand at 5.2%.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

05	Portfolio Quality and Provisions

Our portfolio quality indicators continued to strengthen thanks to a favorable economic backdrop, adequate risk management measures, and an additional impulse this quarter from inflows from pension (AFP) fund withdrawals.

QoQ basis, the reduction in BCP stand-alone NPLs was driven mainly by debt repayments in the SME-Pyme and Individuals segments. YoY, the improvement was supported by the same trends, alongside corporate amortizations in Wholesale Banking and lower overdue loans at Mibanco, reflecting improved origination and collections. In this context, the NPL ratio decreased 28 bps and 83 bps QoQ and YoY, respectively, to stand at 4.3%— below the levels reported prior to the economic recession in 2023.

QoQ, the decline in provisions was mainly driven by BCP stand-alone, reflecting a base effect in Wholesale Banking and, to a lesser extent, a higher mix of lower-risk vintages across SME-Pyme, Consumer, and Credit Card portfolios, supported by a more favorable macroeconomic environment. YoY, the decrease was driven by stronger Retail Banking payment performance and provision reversals in Wholesale Banking. This evolution was partially offset by an increase in provisions at Mibanco, which was driven by loan growth. In this context, the cost of risk dropped 48 bps QoQ and 35 bps YoY to stand at 1.3% at quarter-end.

Portfolio quality indicators continued to follow a positive trajectory in all segments, driven by a favorable economic environment; fortified risk management; and an uptick in debt amortizations, which was fueled by pension fund withdrawals.

5.1	Portfolio Quality

Total Portfolio Quality (in Quarter-end balances)

Loan Portfolio quality and Delinquency ratios	As of			% change
S/000	Mar 25	Dec 25	Mar 26	QoQ	YoY
Total loans (Quarter-end balance)	141,196,646	149,984,954	152,824,685	1.9%	8.2%
Write-offs	716,585	656,331	852,041	29.8%	18.9%
Internal overdue loans (IOLs)	5,206,395	4,813,536	4,475,120	-7.0%	-14.0%
Internal overdue loans over 90-days	4,232,843	4,073,183	3,690,265	-9.4%	-12.8%
Refinanced loans	2,001,282	2,007,364	2,048,877	2.1%	2.4%
Non-performing loans (NPLs)	7,207,677	6,820,900	6,523,997	-4.4%	-9.5%
IOL ratio	3.7%	3.2%	2.9%	-28 bps	-76 bps
IOL over 90-days ratio	3.0%	2.7%	2.4%	-31 bps	-59 bps
NPL ratio	5.1%	4.5%	4.3%	-28 bps	-83 bps

QoQ, the NPL portfolio dropped 4.4%, led mainly by BCP Stand-alone. Write-offs increased 29.8% due to extraordinary write-offs, mainly for loans that were in the judicial recovery stage in Mortgage and SME-Pyme at BCP Stand-alone.

QoQ, at BCP Stand-alone, the decrease in the NPL portfolio was fueled by Retail Banking, which reported an uptick in debt repayments by clients in the judicial recovery stage in SME-Pyme and debt payments in Individuals, after clients used funds from the pension fund withdrawal to amortize debt. This dynamic was partially offset by an increase in the NPL balance in Wholesale Banking, which was driven mainly by a refinanced loan from a corporate client in the construction sector.

YoY, the NPL portfolio dropped 9.5%, driven primarily by BCP Stand-alone and secondarily by Mibanco. Growth in write-offs (+18.9%) was fueled mainly by the same dynamics in play QoQ.

YoY, at BCP Stand-alone, the decline in the NPL portfolio was spurred primarily by Retail Banking and secondarily by Wholesale Banking. In Retail Banking, the drop was driven by the same dynamics that drove the QoQ evolution in SME-Pyme and Individuals. Additionally, improvements in the quality of origination and debt collections in Consumer and Credit Cards were registered. In Wholesale Banking, the drop in NPLs was spurred primarily by debt repayments from clients in the real estate and commercial sectors. Finally, at Mibanco, the decrease in the NPL portfolio was mainly attributable to a reduction in overdue loans, which was mainly fueled by the improvements in play since 2024 to strengthen the quality of origination and debt collections management . Thanks to these efforts, 88% of the loan portfolio is currently composed of new, healthier loans.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

05. Portfolio Quality and Provisions

NPL Ratio for Total Loans

The NPL Ratio at Credicorp dropped 28 bps QoQ to stand at 4.3%. This level was below the prints reported prior to the economic recession in 2023. This decline was driven mainly by a decrease in NPL volumes, which was fueled primarily by the same dynamics seen QoQ and secondarily by loan growth.

If we analyze the QoQ evolution of the NPL Ratio by Subsidiary, we see:

●	BCP Stand-alone, where the NPL Ratio dropped 32 bps. In the case of Individuals and SME-Pyme, the decrease in the ratio was spurred mainly by a drop in NPL volumes. In Wholesale Banking, the increase in the ratio was driven by an uptick in NPL volumes; while the decline in SME-Business, in turn, was driven primarily by a drop in loan volumes, which fell due to client resegmentation (see the chapter on Loans).

●	Mibanco, where the NPL Ratio dropped 33 bps, primarily on the back of loan growth and secondary due to a drop in NPL volumes.

NPL Ratio for Total Loans at BCP Stand-Alone (1)

13.2%
13.2%
12.7%
12.0%
11.7%
11.2%
11.1%
10.8%
10.5%
9.9%
6.4%
6.1%
5.8%
5.6%
4.9%
4.9%
4.7%
4.3%
4.1%
3.8%
3.7%
3.6%
3.5%
3.5%
3.2%
2.0%
1.8%
1.9%
1.6%
1.7%
Mar 25
Jun 25
Set 25
Dic 25
Mar 26
Pyme
Negocios
Consumo
Tarjeta de Credito
Hipotecario
Mayorista

(1) Corresponds to management information by segment in BCP Stand-Alone.

The NPL Ratio at Credicorp decreased 84 bps YoY to stand at 4.3%. This drop was driven primarily by the same dynamics that drove the YoY evolution of the NPL portfolio and secondarily, by loan growth.

If we analyze the YoY evolution of the NPL Ratio, we find:

●       BCP Stand-alone, where the NPL Ratio fell 86 bps YoY. In the case of Wholesale, SME-Pyme, Consumer and Credit Cards, the reduction was driven primarily by a drop in NPL volumes. In the case of Mortgage, the decline was mainly spurred by loan growth. At SME-Business, the increase in the ratio was driven by a drop in loans, which was fueled by the same factors at play QoQ.

•	Mibanco, where the NPL Ratio decreased 149 bps YoY, driven primarily by a drop in NPL volumes and secondarily by loan growth.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

05. Portfolio Quality and Provisions

5.2 Provisions and Cost of Risk for Total Loans

Loan Portfolio Provisions	Quarter			% change
S/000	1Q25	4Q25	1Q26	QoQ	YoY
Gross provision for credit losses on loan portfolio	(695,733)	(773,311)	(612,011)	-20.9%	-12.0%
Recoveries of written-off loans	113,840	127,025	129,923	2.3%	14.1%
Provision for credit losses on loan portfolio, net of recoveries	(581,893)	(646,286)	(482,088)	-25.4%	-17.2%
Cost of risk (1)	1.6%	1.8%	1.3%	-48 bps	-35 bps

QoQ, provisions dropped 25.4%, driven by the evolution at BCP Stand-alone and partially offset by Mibanco. At BCP Stand-alone, the decrease in provisions was primarily fueled by Wholesale Banking and secondarily by Retail Banking. In Wholesale Banking, the decrease in provisions was driven by a base effect, given that the risk of indirect exposure, associated with some clients in the construction sector, rose in 4Q25. In Retail Banking, the drop in provisions was primarily due to an uptick in the share of lower-risk loans in the SME-Pyme, Consumer and Credit Card portfolios, in a context of a more favorable macroeconomic conditions, where clients also benefited from higher liquidity from pension fund withdrawals. At Mibanco, provisions rose on the back of loan growth. In this context, the CofR at Credicorp fell 48 bps QoQ, sitting at a low level once again this quarter (1.3%).

YoY, provisions dropped 17.2%, driven by BCP Stand-alone and partially offset by Mibanco. At BCP Stand-alone, the decline was driven mainly by Retail Banking and secondarily by Wholesale Banking. In the first case, the drop in provisions was fueled mainly by an improvement in payment performance of prior vintages in Consumer and Credit Cards. In Wholesale Banking, the decrease in provisions was mainly fueled by an uptick in reversals this quarter, which was primarily attributable to a corporate client that regularized its refinanced debt and returned to up-to-date status. At Mibanco, growth was driven primarily by the same dynamics in play QoQ. The CofR at Credicorp dropped 35 bps YoY to stand at 1.3%. This result was impacted by measures that began in 2024 to strengthen risk management; sustained improvement in the Peruvian economy; and the effect of higher liquidity.

Cost of Risk by Subsidiary

QoQ Cost of Risk Evolution	YoY Cost of Risk Evolution

(1) Others include BCP Bolivia, Mibanco Colombia, ASB and eliminations.	(1) Others include BCP Bolivia, Mibanco Colombia, ASB and eliminations.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

05. Portfolio Quality and Provisions

NPL Coverage Ratio (in Quarter-end balances)

Loan Portfolio Quality and Delinquency Ratios	As of			% change
S/000	Mar 25	Dec 25	Mar 26	QoQ	YoY
Total loans (Quarter-end balance)	141,196,646	149,984,954	152,824,685	1.9%	8.2%
Allowance for loan losses	7,742,792	7,669,950	7,425,425	-3.2%	-4.1%
Non-performing loans (NPLs)	7,207,677	6,820,900	6,523,997	-4.4%	-9.5%
Allowance for loan losses over Total loans	5.5%	5.1%	4.9%	-25 bps	-62 bps
Coverage ratio of NPLs	107.4%	112.4%	113.8%	137 bps	640 bps

Allowance for loan losses

(in S/ millions)

(1) Others include BCP Bolivia, Mibanco Colombia, ASB and eliminations.

QoQ, the loan allowance dropped 3.2%, driven mainly by SME-Pyme and Individuals at BCP Stand-alone.

YoY, the allowance fell 4.1%, fueled primarily by the same dynamics seen QoQ.

NPL Coverage Ratio

The Total NPL Coverage Ratio at Credicorp stood at 113.8% at the end of 1Q26.

QoQ

The Total NPL Coverage Ratio at Credicorp rose 137 bps, driven by the evolution at BCP Stand-alone and Mibanco.

At BCP Stand-alone, the ratio increased 4 bps to state at 112.2%. This evolution was fueled by a decrease in the NPL portfolio, which was led by the same dynamics seen QoQ. At Mibanco, the ratio increased 10 pp. to stand at 137.4%. This evolution was fueled mainly by an increase in the provisions balance and secondarily by a drop in the NPL portfolio, which was driven by the same factors that drove the QoQ evolution.

YoY

The Total NPL Coverage Ratio at Credicorp increased 640 bps, spurred mainly by the evolution of BCP Stand-alone and Mibanco.

At BCP Stand-alone, the ratio rose 467 bps, impacted by a drop in the NPL portfolio, which was fueled by the same dynamics seen in the YoY analysis. At Mibanco, the ratio increased 30 pp. YoY, driven by a drop in the NPL portfolio, which fell on the back of the dynamics seen in the YoY evolution.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

06	Other Income

In 1Q26, Other Income continued to consolidate within Credicorp’s ecosystem, driven mainly by the solid performance of Other Core Income. This reaffirms that our strategy to diversify revenue streams is well underway as we leverage competitive advantages and strengthen our digital capacities.

Growth in Other Core Income (+3.4% QoQ and +19.5% YoY) was fueled primarily by a combination of an uptick in fee income and the positive performance of FX transactions, which were buoyed by an increase in client activity and consistent execution of our commercial strategy. Additionally, exchange-rate volatility also boosted FX gains.

Other Non-Core Income increased slightly QoQ (+1.4%) but dropped 26.7% YoY, which primarily reflected the normalization of non-recurring income following the consolidation of Pacifico Salud.

6. Other Income

Other Income	Quarter			% Change
(S/ 000)	1Q25	4Q25	1Q26	QoQ	YoY
Other Core Income	1,337,838	1,545,026	1,598,168	3.4%	19.5%
Other Non-Core Income	352,378	254,473	258,156	1.4%	-26.7%
Total Other Income	1,690,216	1,799,499	1,856,324	3.2%	9.8%

Other Income rose 3.2% QoQ and 9.8% YoY, mainly due to higher Other Core Income (includes Fee Income and Net Gain on FX Transactions).

6.1. Other Core Income

Other Core Income	Quarter			% Change
(S/ 000)	1Q25	4Q25	1Q26	QoQ	YoY
Fee Income	994,024	1,118,110	1,149,284	2.8%	15.6%
Net Gain on Foreign Exchange Transactions	343,814	426,916	448,884	5.1%	30.6%
Total Other Core Income	1,337,838	1,545,026	1,598,168	3.4%	19.5%

Other Core Income rose 3.4% QoQ and 19.5% YoY, hitting a record high that represents 27.7% of total risk-adjusted income at Credicorp (28.4% in 4Q25 and 26.5% in 1Q25). This solid participation in revenue generation also bolsters our decoupling strategy.

●	QoQ, growth in Fee Income (+2.8%) and in the Net Gain on FX Transactions (+5.1%) was driven mainly by BCP Stand-alone. FX performance was buoyed primarily by higher income from institutional trading and secondarily, from Retail Banking. Increases in transactional activity rose on the back of exchange rate volatility due to geopolitical tensions in the Middle East and uncertainty surrounding Peru’s elections, which led to higher levels of transactional activity. Additionally, BCP Bolivia registered better results through an increase in the volume of foreign transfers through USDT (crypto assets) and transactions with pre-paid cards (linked to USDT).

●	YoY, growth was driven by Fee Income (+15.6%), whose dynamics will be discussed in the next section, as well as by solid growth in FX Transactions (+30.6). Growth in the latter was driven primarily by BCP Stand-alone (+27.2% YoY), buoyed by an uptick in the transactions volume on the back of exchange rate volatility and by good commercial management with better pricing strategies. Credicorp Capital (+99.5% YoY), which reported settlements from foreign currency sales in Colombia, was also a relevant player in the uptick in Gains on FX Transactions.

These performance levels reflect sustained growth in transaction volumes in our core businesses and a deepening of our relationship with clients, both of which fuel a more diversified and structurally recurrent income base. At the end of 1Q26, Other Core Income over the total of average assets stood at 2.34% (2.37% in 4Q25 and 2.10% in 1Q25).

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

06. Otros Ingresos

Fee Income by Subsidiary

Fee Income by Subsidiary	Quarter			% Change
(S/ 000)	1Q25	4Q25	1Q26	QoQ	YoY
BCP Stand-Alone	831,427	924,682	961,546	4.0%	15.7%
BCP Bolivia	12,844	14,535	17,281	18.9%	34.5%
Mibanco	28,339	31,596	34,270	8.5%	20.9%
Mibanco Colombia	9,126	16,744	17,488	4.4%	91.6%
Pacífico	(3,757)	(4,033)	(5,204)	29.0%	38.5%
Prima	94,072	97,023	91,195	-6.0%	-3.1%
ASB	13,826	13,992	13,596	-2.8%	-1.7%
Credicorp Capital	136,264	153,872	161,001	4.6%	18.2%
Eliminations and Other (1)	(128,117)	(130,301)	(141,889)	8.9%	10.7%
Total Net Fee Income	994,024	1,118,110	1,149,284	2.8%	15.6%

(1) Correspond mainly to the eliminations of bancassurance between Pacifico, BCP, and Mibanco.

QoQ and YoY, growth in fee income cut across various business units, where BCP Stand-alone, Credicorp Capital and Mibanco (Peru and Colombia) were the star performers. This evolution is proof that we have built a diversified and more structurally recurr ent income base. The dynamics of the increase in fee income at BCP Stand-alone, which topped the list of contributors, will be discussed in the next section. The second driver of growth in Fee Income was Credicorp Capital, via strong performance by its Capital Markets Business, which rose on the back of an uptick in Sales and Corporate in the context of heightened global volatility—a primary driver of an upward swing in transactional activity. Two more minor players in the evolution of fee income in 1Q26 were (i) Mibanco (Peru and Colombia), which reported growth in disbursements, and (ii) BCP Bolivia, which experienced an increase in the transactions volume through Yape Bolivia (posting upticks in active users and transactionality) and via top-ups, service payments, collections and insurance for the core business.

Fee Income at BCP Stand-alone

Composition of Fee Income at BCP Stand-alone (*)

BCP Stand-alone Fees (*)	Quarter			% Change
(S/ 000,000)	1Q25	4Q25	1Q26	QoQ	YoY
Payments and transactional services (1)	283	293	295	0.6%	4.2%
Yape (2)	121	187	199	6.4%	65.3%
Liability and Transactional Accounts (3)	197	201	210	4.5%	6.5%
Loan Disbursement (4)	98	98	112	14.6%	14.6%
Off-balance sheet	56	56	54	-4.6%	-4.7%
Insurances	48	49	47	-4.9%	-3.2%
Wealth Management and Corporate Finance	15	19	23	19.3%	54.3%
Others (5)	14	21	22	6.9%	60.2%
Total	831	924	962	4.0%	15.7%

(*) Management Figures.

(1) Corresponds to fees from credit cards, debit cards, bill payments and services, collections, Culqi, network usage and other services provided to third parties.

(2) Not includes fees related to E-Commerce. Not includes FX and remittances.

(3) Corresponds to fees from Account maintenance, interbank transfers, national transfers, and international transfers.

(4) Corresponds to fees from retail and wholesale loan disbursements.

(5) Use of third-party networks, Other services to third parties, and Commissions in foreign branches.

QoQ, growth of 4.0% was driven mainly by:

●	The core business, which includes Payment and Transactional Services, Liability and Transactional Accounts, and Loan Disbursements, evolved favorably. The increase in Loan disbursements was driven by an uptick in the dynamism of the loan portfolio, while passive and transactional accounts rose mainly on the back of growth in foreign transfers.

●	Yape, which continued to report significant growth, was driven an increase in the use of features, in particular: (i) bill payments, mainly for telecom, financial institutions, electricity and education; (ii) checkout, in line with the increase in transactional activity among active customers; and (iii) QR/POS payments, supported by stronger consumption dynamics.

YoY, fee income rose 15.7% due to:

●	Yape, driven by more consolidated features and by sustained growth in the frequency of use. The Remittance business was also a key player, in line with higher coverage of the formal market.

●	Core Business was driven, in order of impact, by Loan disbursements, which rose through an upswing in origination; Liabilities and transactional accounts, which reported an uptick in interbank and foreign transactions; and Payment and Transactional Services, which registered an increase in transactions through a larger base of active cards, as we push to implement our strategy to digitalize services.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

06. Otros Ingresos

6.2 Other Non-core Income

Other Non-Core Income	Quarter			% change
(S/ 000)	1Q25	4Q25	1Q26	QoQ	YoY
Net Gain (Loss) on Securities	(28,149)	96,280	135,637	40.9%	-581.9%
Net Gain from Associates	24,068	5,588	9,296	66.4%	-61.4%
Net Gain (Loss) of Derivatives Held for Trading	18,499	11,756	27,463	133.6%	48.5%
Net Gain (Loss) from Exchange Differences	15,959	8,319	8,557	2.9%	-46.4%
Other Non-operative Income	322,001	132,530	77,203	-41.7%	-76.0%
Total Other Non-Core Income	352,378	254,473	258,156	1.4%	-26.7%

Other Non-Core Income rose 1.4% QoQ but fell 26.7% YoY, impacted by a normalization of non-recurring components. Other Non-core Income represents 13.9% of total Other Income at Credicorp (14.1% in 4Q25 and 20.8% in 1Q25). This level falls below the peak reported in 1Q25, and attests to the volatility of these sources of income, which are pegged to one-off events and the changing market conditions.

●	QoQ, the result was driven by an uptick in the Net Gain on Securities (+40.9%) and by strong performance in Net Gain of Derivatives held for trading (+133.6%), which rose on the back of more favorable market conditions. Higher gains on sales of securities was fueled by (i) BCP Stand-alone, which reported the sovereign bond sales under our plan to manage asset durations and rate risk to monetize valuations in a context characterized by significant shifts in the curve, (ii) Credicorp Capital, due to an uptick in the sale of securities after fixed income products registered favorable results in a context marked by low local rates, and (iii) BCP Bolivia, which reconfigured its investment portfolio to favor Central Bank securities, which allowed it to capture better rates, supported by a larger invested volume. These effects were partially offset by a drop in other non-operating income (-41.7%), given that the comparative base normalized after reporting provision reversals at Pacifico and sales of properties at BCP Stand-alone in 4Q25.

●	YoY, the drop was driven mainly by a decrease in other non-operating income (-76.0%) and by a reduction in the contribution of Net Gain from associates (-61.4%), both linked to Pacífico Salud’s consolidation in March 2025. These drops were partially offset by a recovery in the Net Gain on Securities, which was driven mainly by (i) Pacifico, due to a base effect given that losses were reported in 1Q25 for deterioration of some investments, (ii) BCP Stand-alone, in line with the dynamics in play in the QoQ analysis, and (iii) Prima, due to an increase in the yield on reserves.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

07	Insurance Underwriting and Medical Services Results

The Insurance Underwriting Result (IUR) attests to our consistent strategy execution, which is sustained by healthy levels of activity in retail segments.

QoQ, the IUR dropped 6.8% due to (i) P&C, fueled by a drop in insurance service income in Personal Lines and Cars, and (ii) EPS, which exprienced an uptick in claim. in claims. These dynamics were partially offset by Life, which presented lower levels of claims in D&S. YoY, the IUR decreased 9.1%, driven by (i) P & C, which reported a reduction in premiums in the Commercial Lines and Cars due to fluctuations in the exchange rate, and (ii) Life, due to an inflation-related uptick in claims expenses —which was offset by the evolution of the Interest Income line. However, Credit Life partially offset this lower IUR, by continuing to expand its policy base through bancassurance and retail channels, positioning itself as a channel for structural business growth.

Our Medical services Result, in turn, continued to advance with operating and commercial discipline.

Insurance Underwriting Result

Insurance Underwriting Results			Quarterly		% Change
S/ millions		1Q25	4Q25	1Q26	QoQ	YoY
	Insurance Service Income	987.9	1,262.7	1,236.8	-2.1%	25.2%
Total	Insurance Service Expenses	(571.8)	(743.4)	(891.0)	19.8%	55.8%
	Reinsurance Results	(87.0)	(198.5)	(46.8)	-76.4%	-46.2%
	Insurance Undewrwriting Result	329.1	320.8	299.1	-6.8%	-9.1%
	Insurance Service Income	490.0	510.3	463.2	-9.2%	-5.5%
P&C	Insurance Service Expenses	(325.3)	(248.5)	(358.2)	44.1%	10.1%
	Reinsurance Results	(72.4)	(159.7)	(25.3)	-84.2%	-65.1%
	Insurance Undewrwriting Result	92.3	102.1	79.7	-22.0%	-13.7%
	Insurance Service Income	332.9	334.5	332.0	-0.7%	-0.3%
Life	Insurance Service Expenses	(112.3)	(131.2)	(112.5)	-14.2%	0.2%
	Reinsurance Results	(13.3)	(10.6)	(17.4)	64.1%	30.9%
	Insurance Undewrwriting Result	207.2	192.7	202.1	4.9%	-2.5%
	Insurance Service Income	22.9	18.2	18.7	2.6%	-18.2%
Crediseguros	Insurance Service Expenses	(5.8)	(3.6)	(3.9)	7.9%	-32.5%
	Reinsurance Results	(8.3)	(4.0)	(3.9)	-4.0%	-53.6%
	Insurance Undewrwriting Result	8.7	10.5	10.9	3.3%	25.2%
	Insurance Service Income	130.1	406.6	415.2	2.1%	n.a.
EPS	Insurance Service Expenses	(122.9)	(374.1)	(409.5)	9.4%	n.a.
	Reinsurance Results	(0.4)	0.0	0.0	0.0%	n.a.
	Insurance Undewrwriting Result	6.8	32.4	5.7	-82.4%	n.a.

QoQ, the Insurance Underwriting Result dropped 6.8%, driven by an uptick in Insurance Service Expenses (+19.8%) and a reduction in Insurance Service Income (-2.1%). This evolution was partially offset by a more favorable reinsurance result (-76.4%).

YoY, the Insurance Underwriting Result fell 9.1%, fueled by an uptick in Insurance Service Expenses (+55.8%), which was partially offset by an increase in Insurance Service Income (+25.2%) and a more favorable Reinsurance Result (-46.2%).

P & C

Insurance Service Income
-5.5%
-9.2%
490
510
463
102
133
96
159
124
158
90
138
108
140
86
129
1Q25
4Q25
1Q26
Commercial Lines
Vehicles
Medical Assistance
Personal Lines

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

07. Insurance Underwriting and Medical Services Results

QoQ, the Insurance Underwriting Result fell 22.0%, driven by the following dynamics:

●	Insurance Service Income dropped 9.2%, fueled mainly by (i) Personal lines, which reported a drop in premiums for the Card Protection Product due to a base effect in 4Q25, when extraordinary premiums were recorded, (ii) Commercial lines and Cars, which registered a reduction in premiums due to seasonality, and (iii) Medical Assistance.

●	Insurance Service Expenses increased 44.1%, driven primarily by Commercial lines, which reported growth in claims in the Third-party Liability and Fire lines (100% ceded to reinsurer).

●	The Reinsurance result improved, after an uptick was recorded in claims recovered from the reinsurer in Commercial Lines, which rose on the back of higher claims.

YoY, the Insurance Underwriting Result dropped 13.7%, fueled by the following dynamics:

●	Insurance Service Income dropped 5.5%, led mainly by (i) Commercial lines, and (ii) Cars, both impacted by a drop in premium renewals and in the exchange rate.

●	Insurance Underwriting Expenses rose 10.1%, driven by the same dynamics seen QoQ.

●	The Reinsurance Result improved, fueled by the same dynamics in play QoQ.

Life

Insurance Service Income

Insurance Service Expenses

QoQ, the Insurance Underwriting Result increased 4.9%, driven by the following dynamics:

●	Insurance Service Income dropped 0.7%, fueled mainly by the evolution in Individual Life and D&S. The aforementioned was attenuated by Credit Life, which registered higher premiums in the Bancassurance and Alliance channel.

●	Insurance Service Expenses dropped 14.2%, due primarily to (i) D&S, which reported an uptick in releases of reserves for claims under SISCO, and (ii) Annuities, due to a base effect associated with onerous contracts in 4Q25. These dynamics were partially offset by Group Life, which registered an increase in claims costs due to inflation in SCTR (excluding this inflation-related costs, lower claims were recorded).

●	The Insurance Underwriting Result dropped due to the evolution of D&S, which reported a decrease in claims recovered from the reinsurer (as indicated above).

YoY, the Insurance Underwriting Result decreased 2.5%, fueled by the following:

●	Insurance Service Income dropped 0.3%, primarily due to (i) D&S, due to lower income from the SISCO VII contract (run off), and (ii) Group Life, which reported a drop in premiums from D&S. The aforementioned was attenuated by Credit Life, which reported significant growth in premiums allotted to the period, which were distributed through the Bancassurance and Alliances channel.

●	Insurance Service Expenses increased 0.2%, primarily on the back of Group Life, driven by inflation’s impact on D & S -if we isolate the effect of inflation, we registered lower claims. The aforementioned was attenuated by D&S, which reflects releases of incurred but not reported reserves, and (ii) Credit Life, which registered a decrease in reported cases.

●	The Reinsurance Result decreased, which reflects a reduction in the claims recovered from the reinsurer.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

07. Insurance Underwriting and Medical Services Results

Medical Services Result

QoQ, the Medical Services Result dropped slightly by 0.7%, due to the increased cost of sales associated with higher medical expenses. These higher costs were partially offset by revenue growth from increased outpatient and inpatient services. YoY, the result increased given that 1Q26 contemplates three months of reporting versus the result in 1Q25, which includes only one month given that Pacifico Salud was consolidated in March.

Notwithstanding, the Medical Services business continues to report solid commercial performance as it exercises prudent control of expenses.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

08	Operating Expenses

Operating expenses increased 13.1% YoY, mainly driven by the core businesses of BCP, Mibanco and Pacífico, as well as by initiatives within Credicorp’s innovation portfolio. Expenses in the ordinary businesses increased primarily due to: (i) BCP, reflecting higher personnel expenses, associated with increased headcount to support new initiatives aimed at strengthening commercial, technological and transactional capabilities; (ii) Mibanco, due mainly to higher expenses related to the rollout of strategic projects; and (iii) Pacífico, reflecting the consolidation of 100% of the operations of the joint venture previously held with Empresas Banmédica. Expenses related to Credicorp’s innovation portfolio initiatives increased 40.2%, mainly driven by Yape, reflecting higher cloud usage due to increased transaction volumes.

Total Operating Expenses

Operating expenses	Quarter			% change
S/ 000	1Q25	4Q25	1Q26	QoQ	YoY
Salaries and employees benefits	1,361,690	1,428,178	1,459,421	2.2%	7.2%
Administrative and general expenses	869,834	1,186,497	1,061,666	-10.5%	22.1%
Depreciation and amortization	203,766	256,914	241,368	-6.1%	18.5%
Association in participation	6,799	120	173	44.2%	-97.5%
Operating expenses	2,442,089	2,871,709	2,762,628	-3.8%	13.1%

To analyze expenses, we focus on YoY movements to eliminate seasonal effects between quarters.

Operating Expenses rose 13.1%, driven mainly by:

●	An increase in Administrative Expenses, which was led by BCP Stand-alone, Mibanco and Pacifico. At BCP Stand-alone, Yape reported growth in transactions, which generated an uptick in expenses for use of infrastructure in the cloud and other IT-related services. At Mibanco, growth in expenses was driven mainly by strategic project roll out to develop technological and distribution capacities. At Pacifico, administrative expenses rose on the back of a change in the consolidation perimeter following Credicorp’s acquisition of 50% Empresa Banmedica’s stake in a joint venture with Pacífico Compañía de Seguros y Reaseguros S.A., which took effect in March 2025.

●	Growth in Employee Salaries and Benefits, which was led mainly by (i) BCP Stand-alone, where higher expenses were reported to increase headcount, primarily for new projects to develop commercial, technological and transactional capacities, and (ii) Pacífico, which registered an uptick in compensation.

Administrative Expenses

Administrative and General Expenses	Quarter			% change
S/ 000	1Q25	4Q25	1Q26	QoQ	YoY
IT expenses and IT third-party services	302,029	422,856	392,131	-7.3%	29.8%
Advertising and customer loyalty programs	85,390	183,504	122,989	-33.0%	44.0%
Taxes and contributions	83,347	93,975	110,168	17.2%	32.2%
Audit Services, Consulting and professional fees	71,072	165,592	87,825	-47.0%	23.6%
Transport and communications	52,810	74,704	48,515	-35.1%	-8.1%
Repair and maintenance	31,635	57,177	28,381	-50.4%	-10.3%
Agents’ Fees	26,102	26,734	24,074	-9.9%	-7.8%
Services by third-party	21,436	37,126	23,428	-36.9%	9.3%
Leases of low value and short-term	33,177	40,883	41,329	1.1%	24.6%
Miscellaneous supplies	19,383	15,014	16,772	11.7%	-13.5%
Security and protection	16,946	18,905	18,007	-4.8%	6.3%
Subscriptions and quotes	18,330	19,525	20,849	6.8%	13.7%
Electricity and water	10,275	13,972	10,177	-27.2%	-1.0%
Electronic processing	7,635	9,247	10,067	8.9%	31.9%
Insurance	11,719	-18,515	23,102	-224.8%	97.1%
Cleaning	6,558	7,208	7,163	-0.6%	9.2%
Others	71,990	18,590	76,689	312.5%	6.5%
Total	869,834	1,186,497	1,061,666	-10.5%	22.1%

YoY, administrative expenses increased 22.1%. Growth in operating expenses corresponds primarily to BCP Stand-alone, which reported higher expenses for IT, systems outsourcing, as well as Advertising and Fidelity Programs. Mibanco and Pacifico also drove growth, albeit to a lesser extent.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

08.	Operating Expenses

Operating Expenses for Core Businesses and the Innovation Portfolio

Operating Expenses (1)	Quarter			% change
S/ 000	1Q25	4Q25	1Q26	QoQ	YoY
Operating Expenses Ex Innovation	2,134,620	2,431,092	2,331,614	-4.1%	9.2%
Innovation Portafolio (2)	307,469	440,617	431,014	-2.2%	40.2%
Total Operating Expenses	2,442,089	2,871,709	2,762,628	-3.8%	13.1%

(1)	Management figures.

(2)	Includes innovation portfolio initiatives in subsidiaries and Krealo.

YoY, operating expenses rose 13.1%, driven mainly by core business at BCP Stand-alone and our innovation portfolio at the Credicorp level. Disruption expenses represented 15.6% of total expenses and rose 40.2% YoY. Yape, Tenpo and Culqi were the main drivers of disruption expenses, and represented 84% of total expenses for disruptive initiatives.

Growth in expenses for core businesses at BCP Stand-alone was fueled by:

●	Core expenses excluding IT

●	Growth in expenses for Employee Salaries and Benefits, due to (i) hiring of additional headcount for initiatives to develop commercial, technological and transactional capacities, and (ii) a significant increase in the share price, which led to expenses for the Stock Award program to rise.

●	Technology expenses (IT)

●	Increase in spending for licenses and third-party IT services, in line with an uptick in hiring of specialized personnel.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

09	Operating Efficiency

The efficiency ratio evolved in line with expectations and remains within the projected range. YoY, the efficiency ratio increased by 9 bps after growth in operating expenses outpaced the expansion reported for operating income. This evolution reflects an uptick in expenses for core businesses at BCP Stand-alone and innovation initiatives at the Credicorp level, where the objective is to strengthen capacities, drive future efficiency and ensure sustainable competitive advantages in the long term.

Efficiency Ratio(1) reported by subsidiary

Subsidiary	Quarter			% change
	1Q25	4Q25	1Q26	QoQ	YoY
BCP Stand-alone	37.7%	42.7%	38.6%	-411 bps	93 bps
BCP Bolivia	69.6%	74.2%	65.2%	-899 bps	-440 bps
Mibanco Peru	52.9%	49.6%	49.2%	-37 bps	-366 bps
Mibanco Colombia	70.6%	66.2%	64.5%	-163 bps	-612 bps
Pacífico	31.5%	45.0%	39.4%	-565 bps	783 bps
Prima AFP	54.4%	57.7%	57.2%	-45 bps	280 bps
Credicorp	45.7%	49.0%	45.8%	-320 bps	9 bps

(1) Operating expenses / Operating income (under IFRS 17). Operating expenses = Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation + Acquisition cost. Operating income = Net interest, similar income, and expenses + Fee income + Net gain on foreign exchange transactions + Net gain from associates + Net gain on derivatives held for trading + Net gain from exchange differences + Insurance Underwriting Results + Results for Medical Services.

Our analysis focuses on YoY movements to eliminate the impact of seasonality between quarters.

The efficiency ratio evolved in line with expectations and remains within the guidance range, registering an increase of 9 bps that was primarily attributable to growth in operating expenses for (i) core business at BCP, in line with an increase in Employee Salaries and Benefits and Administrative Expenses, and (ii) initiatives in the innovation portfolio at the Credicorp level. It is important to note that expansion in Operating Expenses was accompanied by growth in Operating Income.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

10	Regulatory Capital

At the end of 1Q26, the regulatory ratio stood at 135%, which was above the minimum required.

The IFRS CET1 ratio at BCP Stand-alone dropped 33bps YoY to stand at 11.29%, which was above our internal appetite of 11%. This decline was attributable to an uptick in credit RWAs, which rose alongside loan growth, and was offset by an increase in Retained Earnings, which ticked upward with business growth.

The IFRS CET1 ratio at Mibanco dropped 23 bps YoY to stand at 15.70%, which was above our internal appetite of 15%. The ratio fell on the back of an uptick and RWAs (buoyed by loan growth), which was partially offset by an increase in Retained Earnings in a context of business growth.

10.1 Regulatory Capital at Credicorp

Capital Analysis of Financial Group

At the end of 1Q26, Credicorp’s Regulatory Capital Ratio stood 134% above the regulatory minimum. This attests to the Group’s financial solidity and stability. The ratio decreased by 29 bps QoQ mainly by growth in capital requirements which rose alongside portfolio growth in BCP Stand-alone and Mibanco. This decrease was partially offset by an increase in Legal and Other Capital Reserves driven by profit capitalization for 2025. It is important to note that this allocation is independent of the dividends assessed by the Board in April. YoY, the ratio fell 300 bps, impacted by an increase in capital requirements due to the same dynamics seen QoQ and higher levels of Subordinated Debt.

Capital Coverage Ratios

The Regulatory Tier 1 Ratio stood at 161% (-529 bps QoQ, -930 bps YoY), while the Regulatory CET1 ratio was situated at 193% (-632 bps QoQ, -1375 bps YoY), both above the regulatory minimum. Growth in both ratios was driven by the same dynamics that fueled the Regulatory Capital Ratio, with the exception of Subordinated Debt, which had no impact on either the Regulatory Tier 1 or CET1 ratios.

10.2 Analysis of Capital at BCP Stand-alone

The IFRS CET 1 ratio at BCP Stand-alone dropped 270 bps QoQ to stand at 11.29% at the end of 1Q26, which is above our internal appetite of 11%. The drop was spurred primarily by an increase in credit RWAs, which rose through growth in the wholesale portfolio, and secondarily by a drop in Retained Earnings, which fell after dividends were declared. YoY, the ratio fell 33 pbs due to an uptick in credit RWAs, which ticked up through the same dynamics seen QoQ. This reduction was partially offset by an increase in Retained Earnings, which rose on the back of business growth.

Finally, under the parameters of current regulations, the local CET1 Ratio stood at 10.96%, which compares favorably with the minimum of 8.38% required at the end of March 2026. The Regulatory Global Capital Ratio stood at 16.70% (-274 bps QoQ). This ratio is above the minimum of 15.00% required by the regulator at the end of March 2026. The QoQ and YoY variations in both these ratios were driven by the same dynamics that drove the trajectory of IFRS CET1 over the same period; YoY, Global Capital Ratio is also explained by an increase in Subordinated Debt.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

10. Capital Regulatorio

10.3 Analysis of Capital at Mibanco

At the end of 1Q26, the IFRS CET1 ratio at Mibanco stood at 15.70% (-161bps QoQ), which is above our internal appetite of 15%. QoQ, this decline was driven mainly by an increase in the credit RWA level, which rose alongside loan growth, and secondarily by a drop in Retained Earnings, which were impacted by a dividend declaration. YoY, the ratio fell 19bps, pressured downward by an increase in RWAs, which rose on the back of the same dynamics seen QoQ. This decline was partially offset by an increase in Retained Earnings, which ticked up alongside business growth.

Under the parameters of current regulation, the local CET 1 ratio stood at 15.87%, which compares favorably with the minimum requirement of 8.38% at the end of March 2026. This ratio’s QoQ and YoY variations were driven by the same dynamics in play for IFRS CET over the same periods. The Regulatory Global Capital Ratio stood at 20.32% (-94bps QoQ), standing comfortably above the regulator’s minimum of 15.25%. The QoQ variation was driven by the same drivers in play for the IFRS CET 1 evolution over the same period. YoY, the ratio rose 178bps, fueled mainly by a Subordinated Debt Issuance and by an uptick in Retained Earnings, which offset the rise in RWAs that accompanied portfolio growth.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

11	Economic Outlook

In 1Q26, GDP grew close to 3.0% YoY, slightly below the growth recorded in 4Q25 (3.2%). Primary sectors contracted due to declines in fishing and hydrocarbons, while non-primary sectors continued to expand at a solid pace of close to 4% YoY, similar to 4Q25, driven by construction, commerce, and services.

Inflation accelerated significantly in March and closed the quarter at 3.8% YoY (1.5% YoY in 4Q25), its highest level since October 2023 and above the upper bound of the BCRP’s target range (1%–3%). Around 80% of monthly inflation was explained by transportation, fuels, and food. As of April 2026, the BCRP has kept its policy rate at 4.25% since October 2025.

According to the BCRP, the exchange rate closed 1Q26 at PEN/USD 3.488, a 3.8% depreciation relative to end-2025.

Peru: Economic Forecast

	2020	2021	2022	2023	2024	2025	2026 (4)

GDP (US$ bn)	210	230	249	272	296	341	391
Real GDP (% change)	-10.9	13.4	2.8	-0.4	3.5	3.4	3.2
GDP per capita (US$)	6,428	6,959	7,442	8,159	8,673	9,926	11,254
Domestic demand (% change)	-9.3	13.9	2.4	-1.0	4.0	5.8	4.3
Financial system loan excluding Reactiva (% change) (1)	-4.3	12.6	9.7	2.8	1.3	4.4	7.8
Financial system loan excluding Reactiva, FX neutral (% change) (1)	-6.6	9.8	10.9	3.6	0.9	7.3	8.7
Inflation, end of period (2)	2.0	6.4	8.5	3.2	2.0	1.5	4.2
Reference Rate, end of period	0.25	2.50	7.50	6.75	5.00	4.25	4.50 - 4.75
Exchange rate, end of period	3.62	3.99	3.81	3.71	3.76	3.36	3.25
Exchange rate, (% change) (3)	-9.3%	-10.3%	4.5%	2.7%	-1.3%	10.6%	3.3%
Fiscal balance (% GDP)	-8.7	-2.5	-1.7	-2.7	-3.4	-2.2	-2.0
Public Debt (as % GDP)	34	35	33	32	32	30	30
Trade balance (US$ bn)	8	15	10	17	24	35	43
(As % GDP)	3.9%	6.6%	4.2%	6.3%	8.2%	10.1%	11.0%
Exports	43	63	66	67	76	93	112
Imports	35	48	56	50	52	59	69
Current account balance (As % GDP)	0.8%	-2.2%	-4.0%	0.3%	2.2%	3.1%	3.3%
Net international reserves (US$ bn)	75	78	72	71	79	90	110
(As % GDP)	36%	34%	29%	26%	27%	26%	28%
(As months of imports)	26	20	15	17	18	19	19

Sources: INEI, BCRP y SBS.

(1)	End of period
(2)	Inflation target: 1% - 3%
(3)	Negative % change indicates depreciation
(4)	Grey area indicate estimates by BCP Economic Research as of May 2026

Main Macroeconomic Variables

Gross Domestic Product
(real percentage change, % YoY)

In 1Q26, GDP grew close to 3% year over year, slowing slightly relative to 4Q25 (3.2%), reflecting the impact of three simultaneous supply shocks that disrupted activity in March: (i) the conflict in the Middle East, which drove oil prices to levels not seen since 2022; (ii) the rupture of the Camisea pipeline, which interrupted gas supply for two weeks, affecting power generation, industrial activity, and transportation; and (iii) adverse weather conditions linked to the El Niño phenomenon, which weighed on agricultural and fishing production.

Primary sectors contracted for the first time since 3Q22. By contrast, non-primary sectors continued to expand at a solid

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

11. Economic Outlook

pace, close to 4% year over year (similar to 4Q25), driven by construction, commerce, and services. Favorable terms of trade and inertia from the economic cycle continued to underpin the strength of domestic demand.

Annual Inflation and Central Bank Reference Rate

(%)

Annual inflation in Metropolitan Lima closed 1Q26 at 3.8%, its highest level since October 2023 and well above the end-2025 reading (1.5%). As a result, inflation exceeded the upper bound of the BCRP’s target range (1%–3%) for the first time since February 2024. Nearly 80% of March’s monthly inflation was explained by transportation, fuels, and food. The three supply shocks—higher international oil prices, disruptions in natural gas supply, and adverse weather conditions associated with the El Niño phenomenon—significantly pushed prices higher. Core inflation (excluding food and energy) also accelerated, closing 1Q26 at 3.7%, its highest level since September 2023, after ending 2025 at a seven-year low (1.8%).

In 1Q26, the BCRP kept the policy rate unchanged at 4.25%. The last adjustment took place in September 2025, when the central bank cut the rate by 25 basis points.

Fiscal and Current Account Balance

(% of GDP, Accumulated over the last 4Q)

The annualized fiscal deficit as of March 2026 remained at 2.2% of GDP, unchanged from end-2025. Fiscal revenues increased by 7.8% YoY in 1Q26, supported by high metal prices and strong domestic demand, while public spending rose by 9.4% YoY (current expenditure +13% and gross capital formation +1%).

Credit rating agencies (Moody’s, Fitch, and S&P) made no changes in 1Q26, thereby maintaining Peru’s investment-grade rating and stable outlook.

The 12-month cumulative trade balance surplus through February rose to USD 39 billion, a new historical high, driven by a strong 24% increase in exports amid elevated copper, gold, and silver prices. Imports, meanwhile, grew by 11%, in line with the strength of domestic demand and investment.

Exchange Rate

($/ per dollar)

According to the BCRP, the exchange rate closed 1Q26 at PEN 3.488 per U.S. dollar, representing a 3.8% depreciation relative to end-2025. The currency remained broadly stable between January and February at around PEN 3.350, influenced by BCRP intervention aimed at limiting excessive appreciation relative to fundamentals. In March, exchange-rate dynamics shifted following the outbreak of the U.S.–Iran conflict and the sharp rise in oil prices, which generated broad-based depreciation pressures across emerging-market currencies.

Net International Reserves closed 1Q26 at USD 94.7 billion, up from USD 90.2 billion at end-4Q25, further strengthening the country’s external position.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements other than statements of historical fact are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties. Forward-looking statements are not assurances of future performance. Instead, they are based only on our management’s current views, beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions.

Many forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “would”, “may”, “should”, “will”, “see” and similar references to future periods. Examples of forward-looking statements include, among others, statements or estimates we make regarding guidance relating to losses in our credit portfolio, efficiency ratio, provisions and non-performing loans, current or future market risk and future market conditions, expected macroeconomic events and conditions, our belief that we have sufficient capital and liquidity to fund our business operations, expectations of the effect on our financial condition of claims, legal actions, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings, strategy for customer retention, growth, governmental programs and regulatory initiatives, credit administration, product development, market position, financial results and reserves and strategy for risk management.

We caution readers that forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those that we expect or that are expressed or implied in the forward-looking statements, depending on the outcome of certain factors, including, without limitation, adverse changes in:

● The occurrence of natural disasters or political or social instability in Peru;

● The adequacy of the dividends that our subsidiaries are able to pay to us, which may affect our ability to pay dividends to shareholders and corporate expenses;

● Performance of, and volatility in, financial markets, including Latin-American and other markets;

● The frequency, severity and types of insured loss events;

● Fluctuations in interest rate levels;

● Foreign currency exchange rates, including the Sol/US Dollar exchange rate;

● Deterioration in the quality of our loan portfolio;

● Increasing levels of competition in Peru and other markets in which we operate;

● Developments and changes in laws and regulations affecting the financial sector and adoption of new international guidelines;

● Changes in the policies of central banks and/or foreign governments;

● Effectiveness of our risk management policies and of our operational and security systems;

● Losses associated with counterparty exposures;

● The scope of the coronavirus (“COVID-19”) outbreak, actions taken to contain the COVID-19 and related economic effects from such actions and our ability to maintain adequate staffing; and

● Changes in Bermuda laws and regulations applicable to so-called non-resident entities.

See “Item 3. Key Information—3. D Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for additional information and other such factors. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are based only on information currently available to us. Therefore, you should not rely on any of these forward-looking statements.

We undertake no obligation to publicly update or revise these or any other forward-looking statements that may be made to reflect events or circumstances after the date hereof, whether as a result of changes in our business strategy or new information, to reflect the occurrence of unanticipated events or otherwise.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

12	Appendix

12.1. Evolution of Loans in Average Daily Balances	45
12.2. Loan Portfolio Quality	46
12.3. Net Interest Income (NII)	49
12.4. Net Interest Margin (NIM) and Risk Adjusted NIM	49
12.5. Physical Point of Contact	50
12.6. Regulatory Capital	50
12.7. Financial Statements and Ratios by Business	54
12.7.1. Credicorp Consolidated	54
12.7.2. Credicorp Stand-alone	56
12.7.3. BCP Consolidated	57
12.7.4. BCP Stand-alone	59
12.7.5. BCP Bolivia	61
12.7.6. Mibanco	62
12.7.7. Prima AFP	63
12.7.8. Grupo Pacifico	64
12.7.9. Investment Management and Advisory	65
12.8. Table of Calculations	66
12.9. Glossary of terms	67

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

12. Appendix

12.1. Evolution of Loans in Average Daily Balances

Total Loans (in Average Daily Balances) (1)(2)

Total Loans (S/ millions)	As of			Volume change		% change		% Part. in total loans

	Mar 25	Dec 25	Mar 26	QoQ	YoY	QoQ	YoY	Mar 25	Dec 25	Mar 26
BCP Stand-alone	118,771	121,585	124,030	2,444	5,259	2.0%	4.4%	82.6%	82.6%	82.4%
Wholesale Banking	54,548	53,227	55,554	2,327	1,007	4.4%	1.8%	37.9%	36.2%	36.9%
Corporate	32,977	31,609	32,532	924	-445	2.9%	-1.3%	22.9%	21.5%	21.6%
Middle - Market	21,571	21,618	23,022	1,404	1,451	6.5%	6.7%	15.0%	14.7%	15.3%
Retail Banking	64,223	68,358	68,475	117	4,253	0.2%	6.6%	44.6%	46.4%	45.5%
SME - Business	7,590	8,078	6,969	-1,109	-621	-13.7%	-8.2%	5.3%	5.5%	4.6%
SME - Pyme	15,940	16,574	16,787	212	847	1.3%	5.3%	11.1%	11.3%	11.2%
Mortgage	21,870	23,525	24,030	505	2,160	2.1%	9.9%	15.2%	16.0%	16.0%
Consumer	12,961	13,862	14,343	481	1,383	3.5%	10.7%	9.0%	9.4%	9.5%
Credit Card	5,862	6,319	6,346	27	484	0.4%	8.3%	4.1%	4.3%	4.2%
Mibanco	12,147	13,171	13,588	417	1,441	3.2%	11.9%	8.4%	8.9%	9.0%
Mibanco Colombia	1,832	2,193	2,390	197	558	9.0%	30.4%	1.3%	1.5%	1.6%
Bolivia	9,469	8,976	9,067	90	-402	1.0%	-4.2%	6.6%	6.1%	6.0%
ASB Bank Corp.	1,644	1,299	1,356	56	-288	4.3%	-17.5%	1.1%	0.9%	0.9%
BAP’s total loans	143,863	147,225	150,430	3,205	6,568	2.2%	4.6%	100.0%	100.0%	100.0%

For consolidation purposes, loans generated in FC are converted to LC.
(1) Includes Special accounts, and other banking.	Larger contraction in volume
(2) Portfolio Management Figures. Non-audited figures.	Larger expansion in volume

12.2. Loan Portfolio Quality

Portfolio Quality Ratios by Segment

Wholesale Banking

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

12. Appendix

SME-Business

SME-Pyme

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

12. Appendix

Mortgage

Consumer

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

12. Appendix

Credit Cards

Mibanco

BCP Bolivia

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

12. Appendix

12.3. Net Interest Income (NII)

NII Summary

Net interest income	Quarter			% change
S/000	1Q25	4Q25	1Q26	QoQ	YoY
Interest income	4,894,790	5,125,394	5,212,412	1.7%	6.5%
Interest on loans	3,847,640	4,094,165	4,142,813	1.2%	7.7%
Dividends on investments	25,109	20,063	16,992	-15.3%	-32.3%
Interest on deposits with banks	344,622	366,208	321,572	-12.2%	-6.7%
Interest on securities	657,872	618,810	709,233	14.6%	7.8%
Other interest income	19,547	26,148	21,802	-16.6%	11.5%
Interest expense	1,322,778	1,284,127	1,249,685	-2.7%	-5.5%
Interest expense (excluding Net Insurance Financial Expenses)	1,187,156	1,140,166	1,086,768	-4.7%	-8.5%
Interest on deposits	619,613	577,645	539,328	-6.6%	-13.0%
Interest on borrowed funds	266,202	245,191	210,799	-14.0%	-20.8%
Interest on bonds and subordinated notes	168,024	184,588	188,366	2.0%	12.1%
Other interest expense	133,317	132,742	148,275	11.7%	11.2%
Net Insurance Financial Expenses	135,622	143,961	162,917	13.2%	20.1%
Net interest, similar income and expenses	3,572,012	3,841,267	3,962,727	3.2%	10.9%
Provision for credit losses on loan portfolio, net of recoveries	581,893	646,286	482,088	-25.4%	-17.2%
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,990,119	3,194,981	3,480,639	8.9%	16.4%
Average interest earning assets	238,435,117	240,783,785	250,941,843	4.2%	5.2%
Net interest margin (1)	6.22%	6.62%	6.58%	-4 bps	36 bps
Risk-adjusted Net interest margin (1)	5.24%	5.55%	5.81%	26 bps	57 bps
Net provisions for loan losses / Net interest income (1)	16.29%	16.82%	12.17%	-465 bps	-412 bps

(1) Annualized. For further detail on the NIM calculation due to IFRS17, please refer to Annex 12.8.

12.4. Net Interest Margin (NIM) and Risk-Adjusted NIM by Subsidiary

NIM Breakdown	1Q25	4Q25	1Q26
BCP	5.80%	6.11%	6.00%
Mibanco	13.94%	15.22%	14.93%
BCP Bolivia	2.85%	2.74%	2.74%
Credicorp	6.22%	6.62%	6.58%

NIM: Annualized Net interest income (excluding Net Insurance Financial Expenses) / Average period end and period beginning interest-earning assets.

Risk Adjusted NIM Breakdown	1Q25	4Q25	1Q26
BCP	4.98%	5.19%	5.50%
Mibanco	10.14%	11.57%	11.25%
BCP Bolivia	2.62%	2.60%	2.12%
Credicorp	5.24%	5.55%	5.81%

Risk-Adjusted NIM: (Annualized Net interest income (excluding Net Insurance Financial Expenses) - annualized provisions) / Average period end and period beginning interest-earning assets.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

12. Appendix

12.5. Physical Point of contact

Physical Point of Contact (1) (Units)	As of			Change (units)
	Mar 25	Dec 25	Mar 26	QoQ	YoY
Branches (2)	650	646	648	2	(2)
ATMs	2,787	4,903	4,833	(70)	531
Agents	12,434	10,698	9,731	(967)	(418)
Total	15,871	16,247	15,212	(1,035)	111

(1) Includes Physical Point of Contact of BCP Stand-Alone, Mibanco and BCP Bolivia

(2) Includes Banco de la Nacion branches

12.6. Regulatory Capital

Regulatory Capital and Capital Adequacy Ratios

(IFRS)

Regulatory Capital and Capital Adequacy Ratios	As of			Change %
S/000	Mar 25	Dec 25	Mar 26	QoQ	YoY
Capital Stock	1,318,993	1,318,993	1,318,993	-	-
Treasury Stocks	(209,845)	(209,845)	(208,702)	-0.5%	-0.5%
Capital Surplus	124,148	148,730	112,194	-24.6%	-9.6%
Legal and Other Capital reserves	32,792,830	29,648,582	36,483,716	23.1%	11.3%
Minority interest	476,695	475,351	475,465	0.0%	-0.3%
Current and Accumulated Earnings (1)	3,410,505	8,330,246	2,206,249	-73.5%	-35.3%
Unrealized Gains or Losses (2)	(462,800)	159,324	(66,934)	-142.0%	-85.5%
Goodwill	(1,698,492)	(1,252,858)	(1,263,931)	0.9%	-25.6%
Intangible Assets (3)	(2,590,377)	(3,586,460)	(3,660,945)	2.1%	41.3%
Deductions in Common Equity Tier 1 instruments (4)	(38,573)	(99,319)	(45,924)	-53.8%	19.1%
	-	-	-	-	-
Subordinated Debt	7,892,454	8,854,662	9,270,139	4.7%	17.5%
Loan loss reserves (5)	1,972,285	2,062,637	2,128,083	3.2%	7.9%
Deductions in Tier 2 instruments (6)	(751,236)	(2,036,821)	(1,062,616)	-47.8%	41.4%
Total Regulatory Capital (A)	42,236,587	43,813,222	45,685,787	4.3%	8.2%
Total Regulatory Common Equity Tier 1 Capital (B)	33,123,084	34,932,743	35,350,180	1.2%	6.7%
Total Regulatory Tier 1 Capital (C)	33,123,084	34,932,743	35,350,180	1.2%	6.7%
Total Regulatory Capital Requirement (D)	30,571,363	32,346,541	33,801,576	4.5%	10.6%
Total Regulatory Common Equity Tier 1 Capital Requirement (E)	15,997,614	17,499,583	18,287,421	4.5%	14.3%
Total Regulatory Tier 1 Capital Requirement (F)	19,424,645	20,978,426	21,925,953	4.5%	12.9%
Regulatory Capital Ratio (A) / (D)	138%	135%	135%	(29)	-300 bps
Regulatory Common Equity Tier 1 Capital Ratio (B) / (E)	207%	200%	193%	(632)	-1375 bps
Regulatory Tier 1 Capital Ratio (C) / (F)	171%	167%	161%	(529)	-930 bps

(1) Earnings include Banco de Crédito del Perú and Mibanco Perú. Losses include all subsidiaries.

(2) Gains include Investment Grade Government Bonds and Peruvian Central Bank Certificates of Deposits. Losses include all bonds.

(3) Different to Goodwill. Includes Diferred Tax Assets.

(4) Investments in Equity.

(5) Up to 1.25% of total risk-weighted assets of Banco de Crédito del Perú, Solución Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.

(6) Investments in Tier 2 Subordinated Debt.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

12. Appendix

Regulatory and Capital Adequacy Ratios at BCP Stand-alone

Regulatory Capital	Quarter			% Change
(S/ thousand)	Mar 25	Dec 25	Mar 26	QoQ	YoY
Capital Stock	12,973,175	12,973,175	12,973,175	0.0%	0.0%
Reserves	6,124,302	6,125,452	6,125,452	0.0%	0.0%
Accumulated earnings	3,418,149	8,320,658	4,827,901	-42.0%	41.2%
Loan loss reserves (1)	1,740,158	1,799,773	1,867,164	3.7%	7.3%
Subordinated Debt	7,152,600	7,903,050	8,203,850	3.8%	14.7%
Unrealized Profit or Losses	(341,947)	138,930	(241,505)	-273.8%	-29.4%
Investment in subsidiaries and others, net of unrealized profit and net income in subsidiaries	(2,310,402)	(2,691,973)	(2,549,702)	-5.3%	10.4%
Intangibles	(1,509,701)	(1,795,540)	(1,784,514)	-0.6%	18.2%
Goodwill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital	27,124,251	32,651,442	29,299,737	-10.3%	8.0%
Tier 1 Common Equity (2)	18,231,493	22,948,619	19,228,724	-16.2%	5.5%
Regulatory Tier 1 Capital (3)	18,231,493	22,948,619	19,228,724	-16.2%	5.5%
Regulatory Tier 2 Capital (4)	8,892,758	9,702,823	10,071,014	3.8%	13.2%

Total risk-weighted assets	Quarter			% Change
(S/ thousand)	Mar 25	Dec 25	Mar 26	QoQ	YoY
Market risk-weighted assets	3,903,493	5,019,033	6,640,053	32.3%	70.1%
Credit risk-weighted assets	138,028,766	142,806,023	148,234,223	3.8%	7.4%
Operational risk-weighted assets	18,895,091	20,123,383	20,574,067	2.2%	8.9%
Total	160,827,350	167,948,439	175,448,343	4.5%	9.1%

Capital requirement	Quarter			% Change
(S/ thousand)	Mar 25	Dec 25	Mar 26	QoQ	YoY
Market risk capital requirement	390,349	501,903	664,005	32.3%	70.1%
Credit risk capital requirement	13,802,877	14,280,602	14,823,422	3.8%	7.4%
Operational risk capital requirement	1,889,509	2,012,338	2,057,407	2.2%	8.9%
Additional capital requirements	7,057,150	8,400,182	8,765,691	4.4%	24.2%
Total	23,139,885	25,195,026	26,310,526	4.4%	13.7%

Capital Ratios under Local Regulation

Capital ratios under Local Regulation	Quarter			% Change
	Mar 25	Dec 25	Mar 26	QoQ	YoY
Common Equity Tier 1 ratio	11.34%	13.66%	10.96%	-270 bps	-38 bps
Tier 1 Capital ratio	11.34%	13.66%	10.96%	-270 bps	-38 bps
Regulatory Global Capital ratio	16.87%	19.44%	16.70%	-274 bps	-17 bps

[1] Up to 1.25% of total risk-weighted assets.

[2] Common Equity Tier 1 = Capital Stock + Reserves + Accumulated earnings – Unrealized profits or losses - 100% deductions (investment in subsidiaries, goodwill, intangible assets and deferred tax assets based on future returns).

[3] Regulatory Tier 1 Capital = Common Equity Tier 1 + Tier 1 Subordinated Debt (Perpetual).

[4] Regulatory Tier 2 Capital = Subordinated Debt + Loan loss reserves.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

12. Appendix

Regulatory Capital and Capital Adequacy Ratios at Mibanco

Regulatory Capital		As of		% Change
(S/ thousand)	Mar 25	Dec 25	Mar 26	QoQ	YoY
Capital Stock	1,840,606	1,840,606	1,840,606	0.0%	0.0%
Reserves	365,847	365,847	420,856	15.0%	15.0%
Accumulated earnings	168,090	550,164	357,055	-35.1%	112.4%
Loan loss reserves (1)	149,412	167,481	173,250	3.4%	16.0%
Perpetual subordinated debt	-	-	-	n.a	n.a.
Subordinated debt	267,000	382,551	483,217	26.3%	81.0%
Unrealidez Profit or Losses	(4,037)	12,032	(1,130)	-109.4%	-72.0%
Investment in subsidiaries and others, net of unrealized profit and net income in subsidiaries	(295)	(216)	(214)	-0.8%	-27.4%
Intangibles	(119,759)	(138,648)	(133,121)	-4.0%	11.2%
Goodwill	(139,180)	(139,180)	(139,180)	0.0%	0.0%
Total Regulatory Capital	2,527,685	3,040,636	3,001,338	-1.3%	18.7%
Tier Common Equity (2)	2,111,272	2,490,604	2,344,871	-5.9%	11.1%
Regulatory Tier 1 Capital (3)	2,111,272	2,490,604	2,344,871	-5.9%	11.1%
Regulatory Tier 2 Capital (4)	416,412	550,032	656,467	19.4%	57.6%

Total risk-weighted assets		As of		% Change
(S/ thousand)	Mar 25	Dec 25	Mar 26	QoQ	YoY
Market risk-weighted assets	225,498	157,365	161,513	2.6%	-28.4%
Credit risk-weighted assets	11,793,102	13,221,315	13,674,755	3.4%	16.0%
Operational risk-weighted assets	1,623,262	928,897	940,160	1.2%	-42.1%
Total	13,641,862	14,307,577	14,776,429	3.3%	8.3%

Capital requirement		As of		% Change
(S/ thousand)	Mar 25	Dec 25	Mar 26	QoQ	YoY
Market risk capital requirement	22,550	15,737	16,151	2.6%	-28.4%
Credit risk capital requirement	1,179,310	1,322,131	1,367,476	3.4%	16.0%
Operational risk capital requirement	162,326	92,890	94,016	1.2%	-42.1%
Additional capital requirements	176,897	198,320	205,121	3.4%	16.0%
Total	1,541,083	1,629,077	1,682,764	3.3%	9.2%

Capital Ratios under Local Regulation

Capital ratios under Local Regulation	As of			% change
	Mar 25	Dec 25	Mar 26	QoQ	YoY
Common Equity Tier 1 Ratio	15.48%	17.41%	15.87%	-154 bps	39 bps
Tier 1 Capital ratio	15.48%	17.41%	15.87%	-154 bps	39 bps
Regulatory Global Capital Ratio	18.53%	21.25%	20.31%	-94 bps	178 bps

[1] Up to 1.25% of total risk-weighted assets.

[2] Common Equity Tier 1 = Capital Stock + Reserves + Accumulated earnings – Unrealized profits or losses - 100% deductions (investment in subsidiaries, goodwill, intangible assets and deferred tax assets based on future returns).

[3] Regulatory Tier 1 Capital = Common Equity Tier 1 + Tier 1 Subordinated Debt (Perpetual).

[4] Regulatory Tier 2 Capital = Subordinated Debt + Loan loss reserves.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

12. Appendix

Common Equity Tier 1 IFRS

BCP Stand-alone

Common Equity Tier 1 IFRS	As of			% Change
(S/ thousand)	Mar 25	Dec 25	Mar 26	QoQ	YoY
Capital and reserves	18,585,234	18,586,384	18,586,384	0.0%	0.0%
Retained earnings	4,176,630	9,077,924	5,586,466	-38.5%	33.8%
Unrealized gains (losses)	140,002	636,199	196,962	-69.0%	40.7%
Goodwill and intangibles	(1,706,438)	(1,971,859)	(1,948,580)	-1.2%	14.2%
Investments in subsidiaries	(2,416,979)	(2,723,662)	(2,549,601)	-6.4%	5.5%
Total	18,778,449	23,604,986	19,871,630	-15.8%	5.8%

Adjusted RWAs IFRS	161,628,694	168,734,761	175,966,882	4.3%	8.9%
Adjusted Credit RWAs IFRS	138,830,109	143,592,345	148,752,762	3.6%	7.1%
Others	22,798,584	25,142,416	27,214,120	8.2%	19.4%

CET1 ratio IFRS	11.62%	13.99%	11.29%	-270 bps	-33 bps

Mibanco

Common Equity Tier 1 IFRS	As of			% Change
(S/ thousand)	Mar 25	Dec 25	Mar 26	QoQ	YoY
Capital and reserves	2,734,582	2,734,582	2,789,591	2.0%	2.0%
Retained earnings	(247,483)	55,838	(170,948)	-406.2%	-30.9%
Unrealized gains (losses)	(4,257)	11,531	993	-91.4%	-123.3%
Goodwill and intangibles	(292,948)	(308,880)	(302,651)	-2.0%	3.3%
Investments in subsidiaries	(299)	(166)	(212)	28.1%	-28.9%
Total	2,189,595	2,492,906	2,316,772	-7.1%	5.8%

Adjusted RWAs IFRS	13,782,186	14,407,727	14,760,089	2.4%	7.1%
Adjusted Credit RWAs IFRS	11,933,425	13,321,465	13,658,416	2.5%	14.5%
Others	1,848,760	1,086,263	1,101,673	1.4%	-40.4%

CET1 ratio IFRS	15.89%	17.30%	15.70%	-161 bps	-19 bps

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

12. Appendix

12.7. Financial Statements and Ratios by Business

12.7.1. Credicorp Consolidated

Consolidated Statement of Financial Position

(S/ Thousands, IFRS)

	As of			% change
	Mar 25	Dec 25	Mar 26	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	7,015,098	7,649,640	7,708,541	0.8%	9.9%
Interest bearing	37,521,839	41,394,817	42,979,690	3.8%	14.5%
Total cash and due from banks	44,536,937	49,044,457	50,688,231	3.4%	13.8%

Cash collateral, reverse repurchase agreements and securities borrowing	1,835,893	2,177,200	2,211,576	1.6%	20.5%
Fair value through profit or loss investments	5,149,628	4,957,236	5,194,008	4.8%	0.9%
Fair value through other comprehensive income investments	41,705,253	39,034,049	43,603,824	11.7%	4.6%
Amortized cost investments	8,749,729	8,813,657	8,707,989	-1.2%	-0.5%

Loans	141,196,646	149,984,954	152,824,685	1.9%	8.2%
Current	135,990,251	145,171,418	148,349,565	2.2%	9.1%
Internal overdue loans	5,206,395	4,813,536	4,475,120	-7.0%	-14.0%
Less - allowance for loan losses	(7,742,792)	(7,669,950)	(7,425,425)	-3.2%	-4.1%
Loans, net	133,453,854	142,315,004	145,399,260	2.2%	9.0%

Financial assets designated at fair value through profit or loss	871,626	992,429	992,047	0.0%	13.8%
Property, plant and equipment, net	2,681,862	2,672,458	2,655,820	-0.6%	-1.0%
Due from customers on acceptances	639,749	345,906	608,309	75.9%	-4.9%
Investments in associates	1,002	65,338	65,888	0.8%	6475.6%
Intangible assets and goodwill, net	4,420,422	4,764,394	4,728,692	-0.7%	7.0%
Reinsurance contract assets	976,832	708,560	858,291	21.1%	-12.1%
Other assets (1)	9,049,787	11,471,845	12,799,711	11.6%	41.4%

Total Assets	254,072,574	267,362,533	278,513,646	4.2%	9.6%

LIABILITIES AND EQUITY
Deposits and obligations
Non-interest bearing	49,620,679	52,217,286	57,405,484	9.9%	15.7%
Interest bearing	107,998,403	118,184,347	121,222,422	2.6%	12.2%
Total deposits and obligations	157,619,082	170,401,633	178,627,906	4.8%	13.3%

Payables from repurchase agreements and securities lending	10,158,614	8,243,787	5,872,475	-28.8%	-42.2%
BCRP instruments	7,064,476	4,776,512	2,338,426	-51.0%	-66.9%
Repurchase agreements with third parties	2,872,797	3,332,706	3,473,827	4.2%	20.9%
Repurchase agreements with customers	221,341	134,569	60,222	-55.2%	-72.8%

Due to banks and correspondents	10,899,579	10,675,238	10,213,175	-4.3%	-6.3%
Bonds and notes issued	14,391,733	14,025,535	14,750,710	5.2%	2.5%
Banker’s acceptances outstanding	639,749	345,906	608,309	75.9%	-4.9%
Insurance contract liability	13,725,052	14,264,155	14,504,324	1.7%	5.7%
Financial liabilities at fair value through profit or loss	736,192	1,055,893	1,451,894	37.5%	97.2%
Other liabilities	9,487,673	9,254,277	11,836,817	27.9%	24.8%

Total Liabilities	217,657,674	228,266,424	237,865,610	4.2%	9.3%

Net equity	35,843,202	38,366,950	40,018,343	4.3%	11.6%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(209,845)	(209,845)	(208,702)	-0.5%	-0.5%
Capital surplus	124,149	148,729	112,194	-24.6%	-9.6%
Reserves	32,792,830	29,648,582	36,483,716	23.1%	11.3%
Other reserves	33,460	544,767	207,887	-61.8%	521.3%
Retained earnings	1,783,615	6,915,724	2,104,255	-69.6%	18.0%

Non-controlling interest	571,698	729,159	629,693	-13.6%	10.1%

Total Net Equity	36,414,900	39,096,109	40,648,036	4.0%	11.6%

Total liabilities and equity	254,072,574	267,362,533	278,513,646	4.2%	9.6%

Off-balance sheet	144,439,635	142,310,181	156,490,608	10.0%	8.3%
Total performance bonds, stand-by and L/Cs.	20,843,657	21,267,157	21,640,536	1.8%	3.8%
Undrawn credit lines, advised but not committed	79,021,358	80,250,985	86,229,700	7.5%	9.1%
Total derivatives (notional) and others	44,574,620	40,792,039	48,620,372	19.2%	9.1%

(1) Includes mainly accounts receivables from brokerage and others.

* Due to reclassifications, the Balance Sheet may differ from those reported in previous quarters.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

12.	Appendix

Consolidated Statement of Income

(S/ Thousands, IFRS)

	Quarter			% change
	1Q25	4Q25	1Q26	QoQ	YoY
Interest income and expense
Interest and similar income	4,894,790	5,125,394	5,212,412	1.7%	6.5%
Interest and similar expenses	(1,322,778)	(1,284,127)	(1,249,685)	-2.7%	-5.5%
Net interest, similar income and expenses	3,572,012	3,841,267	3,962,727	3.2%	10.9%
Provision for credit losses on loan portfolio	(695,733)	(773,311)	(612,011)	-20.9%	-12.0%
Recoveries of written-off loans	113,840	127,025	129,923	2.3%	14.1%
Provision for credit losses on loan portfolio, net of recoveries	(581,893)	(646,286)	(482,088)	-25.4%	-17.2%
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,990,119	3,194,981	3,480,639	8.9%	16.4%

Other income
Fee income	994,024	1,118,110	1,149,284	2.8%	15.6%
Net gain on foreign exchange transactions	343,814	426,916	448,884	5.1%	30.6%
Net loss on securities	(28,149)	96,280	135,637	40.9%	-581.9%
Net gain from associates	24,068	5,588	9,296	66.4%	-61.4%
Net gain (loss) on derivatives held for trading	18,499	11,756	27,463	133.6%	48.5%
Net gain (loss) from exchange differences	15,959	8,319	8,557	2.9%	-46.4%
Others	322,001	132,530	77,203	-41.7%	-76.0%
Total other income	1,690,216	1,799,499	1,856,324	3.2%	9.8%
Insurance underwriting result
Insurance Service Result	416,106	519,300	345,846	-33.4%	-16.9%
Reinsurance Result	(86,972)	(198,457)	(46,783)	-76.4%	-46.2%
Total insurance underwriting result	329,134	320,843	299,063	-6.8%	-9.1%

Medical services result
Sales of medical services	78,121	414,114	424,565	2.5%	443.5%
Cost of sales of medical services	(35,432)	(289,441)	(300,727)	3.9%	748.7%
Total medical services result	42,689	124,673	123,838	-0.7%	190.1%

Total Expenses
Salaries and employee benefits	(1,361,690)	(1,428,178)	(1,459,421)	2.2%	7.2%
Administrative, general and tax expenses	(869,834)	(1,186,497)	(1,061,666)	-10.5%	22.1%
Depreciation and amortization	(203,766)	(256,914)	(241,368)	-6.1%	18.5%
Impairment loss on goodwill	-	-	-	n.a.	n.a.
Association in participation	(6,799)	(120)	(173)	44.2%	-97.5%
Other expenses	(90,785)	(208,248)	(78,203)	-62.4%	-13.9%
Total expenses	(2,532,874)	(3,079,957)	(2,840,831)	-7.8%	12.2%

Profit before income tax	2,519,284	2,360,039	2,919,033	23.7%	15.9%

Income tax	(704,469)	(735,153)	(808,891)	10.0%	14.8%

Net profit	1,814,815	1,624,886	2,110,142	29.9%	16.3%
Non-controlling interest	37,118	37,876	46,958	24.0%	26.5%
Net profit attributable to Credicorp	1,777,697	1,587,010	2,063,184	30.0%	16.1%

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

12.	Appendix

12.7.2.	Credicorp Stand-alone

Statement of Financial Position
(S/ thousands, IFRS)

	As of			% change
	Mar 25	Dec 25	Mar 26	QoQ	YoY
ASSETS
Cash and cash equivalents	399,817	320,909	321,003	0.0%	-19.7%
At fair value through profit or loss	-	-	-	n.a.	n.a.
Fair value through other comprehensive income investments	1,232,139	101,684	102,795	1.1%	-91.7%
In subsidiaries and associates investments	39,435,439	42,246,625	43,803,642	3.7%	11.1%
Investments at amortized cost	686,418	-	-	n.a.	n.a.
Other assets	250,990	8,836	269,011	n.a.	7.2%
Total Assets	42,004,803	42,678,054	44,496,451	4.3%	5.9%

LIABILITIES AND NET SHAREHOLDERS’ EQUITY
Due to banks, correspondents and other entities	-	-	-	n.a.	n.a.
Bonds and notes issued	1,796,058	-	-	n.a.	n.a.
Other liabilities	276,279	274,606	342,671	24.8%	24.0%
Total Liabilities	2,072,337	274,606	342,671	24.8%	-83.5%

NET EQUITY
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Capital Surplus	384,542	384,542	384,542	0.0%	0.0%
Reserve	32,291,005	28,438,708	35,324,402	24.2%	9.4%
Unrealized results	(245,864)	275,191	(55,555)	n.a.	n.a.
Retained earnings	6,183,790	11,986,014	7,181,398	-40.1%	16.1%
Total net equity	39,932,466	42,403,448	44,153,780	4.1%	10.6%

Total Liabilities And Equity	42,004,803	42,678,054	44,496,451	4.3%	5.9%

Statement of Income

(S/ Thousands, IFRS)

	Quarter			% Change
	1Q25	4Q25	1Q26	QoQ	YoY
Interest income
Net share of the income from investments in subsidiaries and associates	1,660,468	1,700,043	2,158,931	27.0%	30.0%
Interest and similar income	21,312	298	787	164.1%	-96.3%
Net gain on financial assets at fair value through profit or loss	-	-	-	n.a.	n.a.
Total income	1,681,780	1,700,341	2,159,718	27.0%	28.4%

Interest and similar expense	(13,129)	15	0	n.a.	n.a.
Administrative and general expenses	(4,958)	(10,992)	(3,842)	-65.0%	-22.5%
Total expenses	(18,087)	(10,977)	(3,842)	-65.0%	-78.8%

Operating income	1,663,693	1,689,364	2,155,876	27.6%	29.6%

Results from exchange differences	65	352	368	4.5%	n.a.
Other, net	(295)	103	(458)	n.a.	55.3%

Profit before income tax	1,663,463	1,689,819	2,155,786	27.6%	29.6%
Income tax	(45,071)	(57,526)	(66,365)	15.4%	47.2%
Net income	1,618,392	1,632,293	2,089,421	28.0%	29.1%

Double Leverage Ratio	98.8%	99.6%	99.2%	-42 bps	45 bps

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

12.	Appendix

12.7.3 BCP Consolidated

Consolidated Statement of Financial Position

(S/ Thousands, IFRS)

		As of		% change
	Mar 25	Dec 25	Mar 26	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	5,330,664	5,215,104	5,716,550	9.6%	7.2%
Interest bearing	35,977,823	39,683,584	40,573,684	2.2%	12.8%
Total cash and due from banks	41,308,487	44,898,688	46,290,234	3.1%	12.1%

Cash collateral, reverse repurchase agreements and securities borrowing	776,081	852,396	877,929	3.0%	13.1%

Fair value through profit or loss investments	537,503	641,157	551,864	-13.9%	2.7%
Fair value through other comprehensive income investments	24,940,660	22,839,625	27,197,340	19.1%	9.0%
Amortized cost investments	8,134,166	8,227,850	8,090,030	-1.7%	-0.5%

Loans	131,470,639	138,303,962	141,129,333	2.0%	7.3%
Current	126,570,181	133,820,771	136,977,465	2.4%	8.2%
Internal overdue loans	4,900,458	4,483,191	4,151,868	-7.4%	-15.3%
Less - allowance for loan losses	(7,323,541)	(7,209,280)	(6,944,235)	-3.7%	-5.2%
Loans, net	124,147,098	131,094,682	134,185,098	2.4%	8.1%

Property, furniture and equipment, net (1)	1,643,626	1,567,598	1,516,211	-3.3%	-7.8%
Due from customers on acceptances	639,749	346,540	608,592	75.6%	-4.9%
Investments in associates	24,738	30,556	33,218	8.7%	34.3%
Other assets (2)	8,045,520	9,423,377	9,857,231	4.6%	22.5%

Total Assets	210,197,628	219,922,469	229,207,747	4.2%	9.0%

Liabilities and Equity
Deposits and obligations
Non-interest bearing	46,181,912	47,989,475	53,429,872	11.3%	15.7%
Interest bearing	100,410,686	109,090,077	112,129,605	2.8%	11.7%
Total deposits and obligations	146,592,598	157,079,552	165,559,477	5.4%	12.9%

Payables from repurchase agreements and securities lending	7,892,912	6,013,486	3,495,042	-41.9%	-55.7%
BCRP instruments	7,064,476	4,776,512	2,338,426	-51.0%	-66.9%
Repurchase agreements with third parties	828,436	1,236,974	1,156,616	-6.5%	39.6%
Due to banks and correspondents	10,314,235	9,768,390	9,195,995	-5.9%	-10.8%
Bonds and notes issued	10,759,498	11,675,417	12,162,209	4.2%	13.0%
Banker’s acceptances outstanding	639,749	346,540	608,592	75.6%	-4.9%
Financial liabilities at fair value through profit or loss	367,988	578,541	784,502	35.6%	113.2%
Other liabilities (3)	10,599,135	6,014,541	12,894,438	114.4%	21.7%

Total Liabilities	187,166,115	191,476,467	204,700,255	6.9%	9.4%

Net equity	22,896,863	28,295,366	24,366,155	-13.9%	6.4%
Capital stock	12,679,794	12,679,794	12,679,794	0.0%	0.0%
Reserves	5,905,440	5,906,590	5,906,590	0.0%	0.0%
Unrealized gains and losses	141,193	638,465	195,628	-69.4%	38.6%
Retained earnings	4,170,436	9,070,517	5,584,143	-38.4%	33.9%

Non-controlling interest	134,650	150,636	141,337	-6.2%	5.0%

Total Net Equity	23,031,513	28,446,002	24,507,492	-13.8%	6.4%

Total liabilities and equity	210,197,628	219,922,469	229,207,747	4.2%	9.0%

Off-balance sheet	136,896,925	132,887,977	147,078,826	10.7%	7.4%
Total performance bonds, stand-by and L/Cs.	20,571,287	20,991,000	21,519,458	2.5%	4.6%
Undrawn credit lines, advised but not committed	72,392,139	71,432,289	77,343,334	8.3%	6.8%
Total derivatives (notional) and others	43,933,499	40,464,688	48,216,034	19.2%	9.7%

(1)	Right of use asset of lease contracts is included by application of IFRS 16.

(2)	Mainly includes intangible assets, other receivable accounts, trading derivatives receivable accounts and tax credit.

(3)	Mainly includes other payable accounts, trading derivatives payable accounts and taxes for payable.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

12.	Appendix

Consolidated Statement of Income

(S/ Thousands, IFRS)

	Quarter			% change
	1Q25	4Q25	1Q26	QoQ	YoY
Interest income and expense
Interest and similar income	4,260,384	4,486,502	4,494,642	0.2%	5.5%
Interest and similar expense (1)	(975,337)	(937,173)	(865,903)	-7.6%	-11.2%
Interest income and expense	3,285,047	3,549,329	3,628,739	2.2%	10.5%

Provision for credit losses on loan portfolio	(648,883)	(714,928)	(538,747)	-24.6%	-17.0%
Recoveries of written-off loans	108,978	123,065	125,768	2.2%	15.4%
Provision for credit losses on loan portfolio, net of recoveries	(539,905)	(591,863)	(412,979)	-30.2%	-23.5%

Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,745,142	2,957,466	3,215,760	8.7%	17.1%

Other income
Fee income	860,089	956,996	996,706	4.1%	15.9%
Net gain on foreign exchange transactions	305,799	374,685	389,372	3.9%	27.3%
Net gain (loss) on securities	11,361	21,796	70,261	n.a.	n.a.
Net gain on derivatives held for trading	14,635	13,149	21,280	61.8%	45.4%
Net loss (gain) from exchange differences	784	3,372	12,384	n.a.	n.a.
Others	23,975	58,303	19,439	-66.7%	-18.9%
Total other income	1,216,643	1,428,301	1,509,442	5.7%	24.1%

Total expenses
Salaries and employee benefits	(979,534)	(1,016,716)	(1,050,981)	3.4%	7.3%
Administrative expenses	(628,741)	(936,160)	(783,220)	-16.3%	24.6%
Depreciation and amortization (2)	(168,136)	(186,914)	(191,573)	2.5%	13.9%
Other expenses	(53,526)	(71,464)	(61,203)	-14.4%	14.3%
Total expenses	(1,829,937)	(2,211,254)	(2,086,977)	-5.6%	14.0%

Profit before income tax	2,131,848	2,174,513	2,638,225	21.3%	23.8%

Income tax	(549,462)	(613,892)	(676,089)	10.1%	23.0%

Net profit	1,582,386	1,560,621	1,962,136	25.7%	24.0%
Non-controlling interest	(4,721)	(6,856)	(7,453)	8.7%	57.9%
Net profit attributable to BCP Consolidated	1,577,665	1,553,765	1,954,683	25.8%	23.9%

(1)	Financing expenses related to lease agreements are included according to the application of IFRS 16.

(2)	The effect of the application of IFRS 16 is included, which corresponds to a greater depreciation for the asset for right-of-use”.

Selected Financial Indicators

	Quarter			Change
	1Q25	4Q25	1Q26	QoQ	YoY
Profitability
ROAA (1)(2)	3.0%	2.9%	3.5%	59 bps	49 bps
ROAE (1)(2)	25.8%	22.6%	29.7%	706 bps	389 bps
Net interest margin (1)(2)	6.48%	6.90%	6.77%	-13 bps	28 bps
Risk-adjusted Net interest margin (1)(2)	5.42%	5.75%	6.00%	25 bps	58 bps
Funding cost (1)(2)(3)	2.20%	2.08%	1.85%	-24 bps	-35 bps

Loan portfolio quality
Internal overdue ratio	3.7%	3.2%	2.9%	-30 bps	-79 bps
NPL ratio	5.2%	4.6%	4.3%	-30 bps	-91 bps
Coverage ratio of IOLs	149.4%	160.8%	167.3%	645 bps	1781 bps
Coverage ratio of NPLs	107.5%	113.8%	115.1%	123 bps	757 bps
Cost of risk (4)	1.6%	1.7%	1.2%	-55 bps	-46 bps

Operating efficiency
Operating expenses / Total income (5)	39.8%	43.7%	40.1%	-356 bps	35 bps
Operating expenses / Total average assets (1)(2)(5)	3.4%	4.0%	3.6%	-38 bps	23 bps

(1) Ratios are annualized.

(2) Averages are determined as the average of period-beginning and period-ending balances.

(3) The funding costs differs from previously reported due to a methodology change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

(4) Cost of risk: Annualized provision for loan losses / Total loans.

(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

12.	Appendix

12.7.4.	BCP Stand-alone

Statement of Financial Position

(S/ Thousands, IFRS)

	As of			% change
	Mar 25	Dec 25	Mar 26	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	4,776,238	4,504,068	6,477,304	43.8%	35.6%
Interest bearing	34,709,343	38,567,869	37,134,802	-3.7%	7.0%
Total cash and due from banks	39,485,581	43,071,937	43,612,106	1.3%	10.5%

Cash collateral, reverse repurchase agreements and securities borrowing	776,081	852,396	877,929	3.0%	13.1%

Fair value through profit or loss investments	537,503	641,157	551,864	-13.9%	2.7%
Fair value through other comprehensive income investments	21,877,682	20,080,093	24,896,990	24.0%	13.8%
Amortized cost investments	8,072,234	8,126,661	7,991,186	-1.7%	-1.0%

Loans	119,378,598	125,200,572	128,142,162	2.3%	7.3%
Current	115,180,766	121,306,169	124,556,355	2.7%	8.1%
Internal overdue loans	4,197,832	3,894,403	3,585,807	-7.9%	-14.6%
Less - allowance for loan losses	(6,453,864)	(6,294,039)	(5,986,238)	-4.9%	-7.2%
Loans, net	112,924,734	118,906,533	122,155,924	2.7%	8.2%

Property, furniture and equipment, net (1)	1,428,475	1,375,263	1,332,154	-3.1%	-6.7%
Due from customers on acceptances	639,749	346,540	608,592	75.6%	-4.9%
Investments in associates	2,431,259	2,740,803	2,569,443	-6.3%	5.7%
Other assets (2)	7,642,354	8,750,924	9,485,856	8.4%	24.1%

Total Assets	195,815,652	204,892,307	214,082,044	4.5%	9.3%

Liabilities and Equity
Deposits and obligations
Non-interest bearing	46,158,361	47,965,701	53,394,140	11.3%	15.7%
Interest bearing	89,206,307	98,156,445	101,116,887	3.0%	13.4%
Total deposits and obligations	135,364,668	146,122,146	154,511,027	5.7%	14.1%

Payables from repurchase agreements and securities lending	7,070,379	5,012,782	2,734,061	-45.5%	-61.3%
BCRP instruments	6,241,943	3,775,808	1,577,445	-58.2%	-74.7%
Repurchase agreements with third parties	828,436	1,236,974	1,156,616	-6.5%	39.6%

Due to banks and correspondents	9,007,034	8,025,742	7,563,884	-5.8%	-16.0%
Bonds and notes issued	10,350,044	11,004,111	11,246,413	2.2%	8.7%
Due from customers on acceptances	639,749	346,540	608,592	75.6%	-4.9%
Financial liabilities at fair value through profit or loss	367,988	578,541	784,502	35.6%	113.2%
Other liabilities (3)	10,113,924	5,501,938	12,263,753	122.9%	21.3%

Total Liabilities	172,913,786	176,591,800	189,712,232	7.4%	9.7%

Net equity	22,901,866	28,300,507	24,369,812	-13.9%	6.4%
Capital stock	12,679,794	12,679,794	12,679,794	0.0%	0.0%
Reserves	5,905,440	5,906,590	5,906,590	0.0%	0.0%
Unrealized gains and losses	140,002	636,199	196,962	-69.0%	40.7%
Retained earnings	4,176,630	9,077,924	5,586,466	-38.5%	33.8%
Total Net Equity	22,901,866	28,300,507	24,369,812	-13.9%	6.4%

Total liabilities and equity	195,815,652	204,892,307	214,082,044	4.5%	9.3%

Off-balance sheet	133,060,043	129,206,284	142,330,825	10.2%	7.0%
Total performance bonds, stand-by and L/Cs.	20,571,287	20,991,000	21,519,458	2.5%	4.6%
Undrawn credit lines, advised but not committed	69,917,928	67,739,850	72,715,349	7.3%	4.0%
Total derivatives (notional) and others	42,570,828	40,475,434	48,096,018	18.8%	13.0%
(1)	Right of use asset of lease contracts is included by application of IFRS 16.

(2)	Mainly includes intangible assets, other receivable accounts, trading derivatives receivable accounts and tax credit

(3)	Mainly includes other payable accounts, trading derivatives payable accounts and taxes for payable.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

12.	Appendix

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% Change
	1Q25	4Q25	1Q26	QoQ	YoY
Interest income and expense
Interest and similar income	3,519,001	3,663,268	3,655,168	-0.2%	3.9%
Interest and similar expenses (1)	(814,465)	(776,688)	(705,611)	-9.2%	-13.4%
Interest income and expense	2,704,536	2,886,580	2,949,557	2.2%	9.1%

Provision for credit losses on loan portfolio	(467,002)	(532,684)	(352,577)	-33.8%	-24.5%
Recoveries of written-off loans	84,839	99,511	104,411	4.9%	23.1%
Provision for credit losses on loan portfolio, net of recoveries	(382,163)	(433,173)	(248,166)	-42.7%	-35.1%

Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,322,373	2,453,407	2,701,391	10.1%	16.3%

Other income
Fee income	831,427	924,682	961,546	4.0%	15.7%
Net gain on foreign exchange transactions	303,693	371,917	386,255	3.9%	27.2%
Net gain on securities	100,397	150,134	201,491	34.2%	100.7%
Net gain (loss) from associates	1,509	1,413	3,556	151.7%	135.7%
Net gain on derivatives held for trading	13,752	17,605	11,669	-33.7%	-15.1%
Net loss (gain) from exchange differences	1,549	(1,847)	18,682	n.a.	n.a.
Others	23,180	58,607	17,534	-70.1%	-24.4%
Total other income	1,275,507	1,522,511	1,600,733	5.1%	25.5%

Total expenses
Salaries and employee benefits	(745,935)	(790,252)	(817,495)	3.4%	9.6%
Administrative expenses	(562,439)	(840,548)	(686,749)	-18.3%	22.1%
Depreciation and amortization (2)	(145,142)	(164,073)	(168,601)	2.8%	16.2%
Other expenses	(48,353)	(64,624)	(51,904)	-19.7%	7.3%
Total expenses	(1,501,869)	(1,859,497)	(1,724,749)	-7.2%	14.8%

Profit before income tax	2,096,011	2,116,421	2,577,375	21.8%	23.0%
Income tax	(517,741)	(562,559)	(626,588)	11.4%	21.0%
Net profit	1,578,270	1,553,862	1,950,787	25.5%	23.6%
Non-controlling interest
Net profit attributable to BCP	1,578,270	1,553,862	1,950,787	25.5%	23.6%

(1)	Financing expenses related to lease agreements are included according to the application of IFRS 16.
(2)	The effect of the application of IFRS 16 is included, which corresponds to a greater depreciation for the asset for right-of-use”.

Selected Financial Indicators

	Quarter			Change
	1Q25	4Q25	1Q26	QoQ	YoY
Profitability
ROAA (1)(2)	3.2%	3.1%	3.7%	62 bps	51 bps
ROAE (1)(2)	25.8%	22.6%	29.6%	699 bps	382 bps
Net interest margin (1)(2)	5.80%	6.11%	6.00%	-10 bps	21 bps
Risk-adjusted Net interest margin (1)(2)	4.98%	5.19%	5.50%	31 bps	52 bps
Funding cost (1)(2)(3)	1.99%	1.87%	1.63%	-24 bps	-36 bps

Loan portfolio quality
Internal overdue ratio	3.5%	3.1%	2.8%	-31 bps	-72 bps
NPL ratio	5.0%	4.5%	4.2%	-32 bps	-86 bps
Coverage ratio of IOLs	153.7%	161.6%	166.9%	533 bps	1320 bps
Coverage ratio of NPLs	107.6%	112.2%	112.2%	4 bps	467 bps
Cost of risk (4)	1.3%	1.4%	0.8%	-61 bps	-49 bps

Operating efficiency
Operating expenses / Total income (5)	37.7%	42.7%	38.6%	-411 bps	93 bps
Operating expenses / Total average assets (1)(2)(5)	3.0%	3.6%	3.2%	-39 bps	24 bps

(1)	Ratios are annualized.
(2)	Averages are determined as the average of period-beginning and period-ending balances.
(3)	The funding costs differs from previously reported due to a methodology change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.
(4)	Cost of risk: Annualized provision for loan losses / Average total loans.
(5)	Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

12.	Appendix

12.7.5. BCP Bolivia

Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Mar 25	Dec 25	Mar 26	QoQ	YoY
ASSETS
Cash and due from banks	1,646,883	2,137,473	2,038,421	-4.6%	23.8%
Investments	1,248,084	1,239,176	1,369,382	10.5%	9.7%
Loans	6,293,810	7,553,091	7,319,044	-3.1%	16.3%
Current	6,075,092	7,274,231	7,066,855	-2.9%	16.3%
Internal overdue loans	174,431	200,397	173,194	-13.6%	-0.7%
Refinanced loans	44,287	78,463	78,995	0.7%	78.4%
Less - allowance for loan losses	(226,534)	(252,729)	(249,077)	-1.4%	10.0%
Loans, net	6,067,276	7,300,362	7,069,967	-3.2%	16.5%
Property, furniture and equipment, net	81,105	96,827	90,408	-6.6%	11.5%
Other assets	210,298	251,774	295,456	17.3%	40.5%
Total assets	9,253,646	11,025,612	10,863,634	-1.5%	17.4%

LIABILITIES AND NET SHAREHOLDERS’ EQUITY
Deposits and obligations	7,971,085	9,459,528	9,285,342	-1.8%	16.5%
Due to banks and correspondents	-	-	-	n.a.	n.a.
Bonds and subordinated debt	97,465	143,754	138,743	-3.5%	42.4%
Other liabilities	475,663	551,978	583,682	5.7%	22.7%
Total liabilities	8,544,213	10,155,260	10,007,767	-1.5%	17.1%

Net equity	709,433	870,352	855,867	-1.7%	20.6%

TOTAL LIABILITIES AND NET EQUITY	9,253,646	11,025,612	10,863,634	-1.5%	17.4%

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% change
	1Q25	4Q25	1Q26	QoQ	YoY
Interests income, net	71,066	54,243	61,726	13.8%	-13.1%
Provisions for doubtful accounts receivable, net of recoveries	(5,743)	(2,684)	(13,938)	419.3%	142.7%
Net interest income after provisions	65,323	51,559	47,788	-7.3%	-26.8%
Non financial income	60,815	48,979	67,506	37.8%	11.0%
Total expenses	(93,862)	(68,286)	(61,286)	-10.3%	-34.7%
Translation result	3,768	2,034	1,215	-40.3%	-67.8%
Income tax	(11,817)	(9,552)	(10,655)	11.5%	-9.8%
Net profit	24,227	24,734	44,568	80.2%	84.0%

 Selected Financial Indicators

	Quarter			Change
	1Q25	4Q25	1Q26	QoQ	YoY
Efficiency ratio	69.6%	74.2%	65.2%	-899 bps	-440 bps
ROAE	11.3%	12.9%	20.7%	779 bps	936 bps
L/D ratio	79.0%	79.8%	78.8%	-102 bps	-13 bps
IOL ratio	2.8%	2.7%	2.4%	-29 bps	-41 bps
NPL ratio	3.5%	3.7%	3.4%	-25 bps	-3 bps
Coverage of IOLs	129.9%	126.1%	143.8%	1770 bps	1394 bps
Coverage of NPLs	103.6%	90.6%	98.8%	814 bps	-481 bps
Branches	46	46	46	-	-
Agentes	1,848	2,501	2,449	-52	601
ATMs	314	316	316	-	2
Employees	1,859	1,926	1,926	-	67

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

12.	Appendix

12.7.6. Mibanco

Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Mar 25	Dec 25	Mar 26	QoQ	YoY
ASSETS
Cash and due from banks	1,931,908	1,953,012	2,760,349	41.3%	42.9%
Investments	3,124,911	2,860,721	2,399,194	-16.1%	-23.2%
Total loans	12,525,099	13,607,074	14,079,941	3.5%	12.4%
Current	11,719,353	12,889,949	13,384,026	3.8%	14.2%
Internal overdue loans	698,528	585,387	563,191	-3.8%	-19.4%
Refinanced	107,218	131,738	132,724	0.7%	23.8%
Allowance for loan losses	(864,812)	(911,339)	(955,901)	4.9%	10.5%
Net loans	11,660,287	12,695,735	13,124,040	3.4%	12.6%
Property, plant and equipment, net	127,401	123,218	119,791	-2.8%	-6.0%
Other assets	719,368	728,795	707,042	-3.0%	-1.7%
Total assets	17,563,875	18,361,481	19,110,416	4.1%	8.8%

LIABILITIES AND NET SHAREHOLDERS’ EQUITY
Deposits and obligations	11,330,151	11,088,854	11,126,091	0.3%	-1.8%
Due to banks and correspondents	1,763,462	2,268,219	2,743,364	20.9%	55.6%
Bonds and subordinated debt	409,454	671,307	915,797	36.4%	123.7%
Other liabilities	1,577,966	1,531,150	1,705,528	11.4%	8.1%
Total liabilities	15,081,033	15,559,530	16,490,780	6.0%	9.3%

Net equity	2,482,842	2,801,951	2,619,636	-6.5%	5.5%

TOTAL LIABILITIES AND NET SHAREHOLDERS’ EQUITY	17,563,875	18,361,481	19,110,416	4.1%	8.8%

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% change
	1Q25	4Q25	1Q26	QoQ	YoY
Net interest income	579,900	661,425	677,933	2.5%	16.9%
Provision for loan losses, net of recoveries	(158,212)	(158,622)	(166,972)	5.3%	5.5%
Net interest income after provisions	421,688	502,803	510,961	1.6%	21.2%
Non-financial income	32,815	37,707	48,515	28.7%	47.8%
Total expenses	(327,944)	(352,558)	(362,024)	2.7%	10.4%
Translation result	(749)	(101)	201	-299.0%	-126.8%
Income taxes	(31,423)	(51,339)	(49,348)	-3.9%	57.0%
Net income	94,387	136,512	148,305	8.6%	57.1%

 Selected Financial Indicators

	Quarter			Change
	1Q25	4Q25	1Q26	QoQ	YoY
Efficiency ratio	52.9%	49.6%	49.2%	-37 bps	-366 bps
ROAE	14.7%	20.0%	21.9%	189 bps	723 bps
ROAE incl. GoodWill	13.9%	19.0%	20.8%	179 bps	690 bps
L/D ratio	110.5%	122.7%	126.5%	384 bps	1600 bps
IOL ratio	5.6%	4.3%	4.0%	-30 bps	-158 bps
NPL ratio	6.4%	5.3%	4.9%	-33 bps	-149 bps
Coverage of IOLs	123.8%	155.7%	169.7%	1405 bps	4592 bps
Coverage of NPLs	107.3%	127.1%	137.4%	1028 bps	3003 bps
Branches (1)	285	282	282	0	-3
Employees	9,735	9,490	9,535	45	-200

(1) Includes Banco de la Nacion branches

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

12.	Appendix

12.7.7. Prima AFP

Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Mar 25	Dec 25	Mar 26	QoQ	YoY
Cash and due from banks	132,293	126,874	126,919	0.0%	-4.1%
Non-interest bearing	2,244	1,458	3,436	135.7%	53.1%
Interest bearing	130,049	125,416	123,483	-1.5%	-5.0%
Fair value through profit or loss investments	302,482	335,803	317,051	-5.6%	4.8%
Fair value through other comprehensive income investments	1,968	1,543	2,689	74.3%	36.6%
Property, plant and equipment, net	6,233	5,484	5,002	-8.8%	-19.7%
Other Assets	214,822	214,805	211,755	-1.4%	-1.4%
Total Assets	657,798	684,509	663,416	-3.1%	0.9%
Due to banks and correspondents	29	39	20	-48.7%	-31.0%
Lease payable	2,745	2,373	2,021	-14.8%	-26.4%
Other liabilities	265,049	228,823	304,085	32.9%	14.7%
Total Liabilities	267,823	231,235	306,126	32.4%	14.3%

Capital stock	40,505	40,505	40,505	n.a.	n.a.
Reserves	20,243	20,243	20,243	n.a.	n.a.
Other reserves	445	924	1,265	36.9%	184.3%

Retained earnings	304,310	245,059	257,992	5.3%	-15.2%
Net Income for the Period	24,472	146,543	37,285	-74.6%	52.4%
Total Liabilities and Equity	657,798	684,509	663,416	-3.1%	0.9%

 Statement of Income
(S/ Thousands, IFRS)

	Quarter			% change
	1Q25	4Q25	1Q26	QoQ	YoY
Financial income	1,481	1,207	1,201	-0.5%	-18.9%
Financial expenses	(453)	(895)	(972)	8.6%	114.6%
Interest income, net	1,028	312	229	-26.6%	-77.7%
Fee income	94,072	97,023	91,195	-6.0%	-3.1%
Net gain (loss) on securities	(7,380)	10,733	15,648	45.8%	-312.0%
Net gain (loss) from exchange differences	250	398	(113)	-128.4%	-145.2%
Other income	206	647	673	4.0%	226.7%
Salaries and employee benefits	(23,431)	(29,382)	(24,830)	-15.5%	6.0%
Administrative expenses	(21,577)	(19,811)	(20,162)	1.8%	-6.6%
Depreciation and amortization	(6,870)	(7,160)	(7,244)	1.2%	5.4%
Other expenses	(165)	(3,661)	(264)	-92.8%	60.0%
Profit before income tax	36,133	49,099	55,132	12.3%	52.6%
Income tax	(11,661)	(14,775)	(17,847)	20.8%	53.0%
Net profit	24,472	34,324	37,285	8.6%	52.4%

 Selected Financial Indicators

	Quarter			Change
	1Q25	4Q25	1Q26	QoQ	YoY
ROE	22.6%	29.5%	36.8%	732 pbs	1418 pbs
Net Interest Margin	1.0%	0.3%	0.2%	-8 pbs	-75 pbs
Efficiency Ratio	54.4%	57.7%	57.2%	-45 pbs	280 pbs
Operating Expenses / Total Average Assets	31.5%	33.9%	31.0%	-286 pbs	-54 pbs

Main Indicators and Market Share

	Prima	System	Share %	Prima	System	Share %
	4Q25	4Q25	4Q25	1Q26	1Q26	1Q26
AUMs (S/ Millions)	32,819	115,071	29%	31,611	111,767	28%
Affiliates (S/ Millions)	2,360,014	10,290,313	23%	2,362,143	10,432,929	23%
Collections (S/ Millions)	1,123	4,525	25%	763	3,143	24%

Source: Superintendencia de Banca, Seguros y AFPs.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

12.	Appendix

12.7.8. Grupo Pacifico

Key Indicators of Financial Position
(S/ Thousands, IFRS)

	As of			% Change
	Mar 25	Dec 25	Mar 26	QoQ	YoY
Total assets	20,203,139	20,626,179	21,109,210	2.3%	4.5%
Total Invesment (1)	14,117,211	14,870,100	14,826,311	-0.3%	5.0%
Total Liabilities	16,280,582	16,311,360	17,089,133	4.8%	5.0%
Net equity	3,177,756	3,596,512	3,412,102	-5.1%	7.4%

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% Change
	1Q25	4Q25	1Q26	QoQ	YoY
Insurance Service Result	279,931	385,944	221,138	-42.7%	-21.0%
Reinsurance Result	(94,861)	(175,202)	(65,101)	-62.8%	-31.4%
Insurance underwriting result	185,070	210,742	156,037	-26.0%	-15.7%
Sale of medical services	78,267	414,421	424,663	2.5%	442.6%
Cost of sales of medical services	(35,393)	(289,738)	(300,820)	3.8%	749.9%
Medical services result	42,874	124,683	123,843	-0.7%	188.9%
Interest income	238,213	226,388	281,302	24.3%	18.1%
Interest Expenses	(145,698)	(160,732)	(182,052)	13.3%	25.0%
Interest expenses attributable to insurance activities	(135,622)	(143,961)	(162,917)	13.2%	20.1%
Net Interest Income	92,515	65,656	99,250	51.2%	7.3%
Fee Income and Gain in FX	(4,151)	(4,433)	(5,799)	30.8%	39.7%
Other Income No Core:
Net gain (loss) from exchange differences	(351)	(4,500)	(660)	-85.3%	88.0%
Net loss on securities and associates	(34,396)	20,281	4,024	-80.2%	-111.7%
Other Income not operational	26,264	92,116	32,161	-65.1%	22.5%
Other Income	(12,634)	103,464	29,726	-71.3%	-335.3%
Operating expenses	(105,415)	(176,482)	(146,656)	-16.9%	39.1%
Other expenses	(3,837)	(42,273)	(16,372)	-61.3%	326.7%
Total Expenses	(109,252)	(218,755)	(163,028)	-25.5%	49.2%
Income tax	(16,052)	(54,675)	(27,856)	-49.1%	73.5%
Net income	182,521	231,115	217,972	-5.7%	19.4%

*Financial statements without consolidation adjustments.
(1) Excluding investments in real estate.

Up to February 2025, Grupo Pacifico’s financial statements reflect the agreement with Banmedica (in equal parts) of the businesses of:

(i)	private health insurance managed by Grupo Pacifico and included in its Financial Statements in each of the accounting lines;
(ii)	corporate health insurance (dependent workers); and
(iii)	medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

12.	Appendix

12.7.9. Investment Management & Advisory *

Investment Management & Advisory *	Quarter			% change
S/ 000	1Q25	4Q25	1Q26	QoQ	YoY
Net interest income	10,441	16,878	4,207	-75.1%	-59.7%
Other income	264,926	252,100	294,109	16.7%	11.0%
Fee income	150,272	168,396	174,595	3.7%	16.2%
Net gain on foreign exchange transactions	15,069	31,462	30,048	-4.5%	99.4%
Net gain on sales of securities	41,192	44,433	47,422	6.7%	15.1%
Derivative Result	3,864	(1,392)	6,191	-544.8%	60.2%
Result from exposure to the exchange rate	12,599	8,391	(286)	-103.4%	-102.3%
Other income	41,930	810	36,139	4361.6%	-13.8%
Operating expenses (1)	(202,074)	(207,372)	(243,650)	17.5%	20.6%
Operating income	73,293	61,606	54,666	-11.3%	-25.4%
Income taxes	(11,098)	(10,592)	(11,751)	10.9%	5.9%
Non-controlling interest	152	(27)	139	-614.8%	-8.6%
Net income	62,043	51,041	42,776	-16.2%	-31.1%

* Includes ASB and Credicorp Capital. Does not include Wealth Management at BCP.

(1)	Includes: Salaries and employee’s benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

12.	Appendix

12.8.Table of calculations

Table of calculations (1)
Interest earning assets	Cash and due from banks + Total investments + Cash collateral, reverse repurchase agreements and securities borrowing + Loans
Funding	Deposits and obligations + Due to banks and correspondents + BCRP instruments + Repurchase agreements with clients and third parties + Bonds and notes issued
Net Interest Margin (NIM)	Net Interest Income (excluding Net Insurance Financial Expenses) Average Interest Earning Assets
Risk-adjusted Net Interest Margin (Risk-adjusted NIM)	Annualized Net Interest Income (excluding Net Insurance Financial Expenses) — Annualized Provisions Average period end and period beginning interest earning assets
Funding cost	Interest Expense (Does not Include Net Insurance Financial Expenses) Average Funding
Core income	Net Interest Income + Fee Income + Net Gain on Foreign exchange transactions
Other core income	Fee Income + Net Gain on Foreign exchange transactions
Other non-core income	Net Gain Securities + Net Gain from associates + Net Gain of derivatives held for trading + Net Gain from exchange differences + Other non operative income
Return on average assets (ROA)	Annualized Net Income attributable to Credicorp Average Assets
Return on average equity (ROE)	Annualized Net Income attributable to Credicorp Average Net Equity
Internal overdue ratio	Internal overdue loans Total Loans
Non - performing loans ratio (NPL ratio)	(Internal overdue loans + Refinanced loans) Total Loans
Coverage ratio of internal overdue loans	Allowance for loans losses Internal overdue loans
Coverage ratio of non - performing loans	Allowance for loans losses Non — performing loans
Cost of risk	Annualized provision for credit losses on loans portfolio, net of recoveries Average Total Loans
Operating expenses	Salaries and employees benefits + Administrtive expenses + Depreciation and amortization + Association in participation + Acquisition cost
Operating Income	Net interest, similar income, and expenses + Fee income + Net gain on foreign exchange transactions
+ Net gain from associates + Net gain on derivatives held for trading + Net gain from echange differences
Efficiency ratio	Salaries and employee benefits + Administrative expenses + Depreciation and amortization
+ Association in participation

Net interest, similar income and expenses + Fee Income + Net gain on foreign exchange transactions + Net gain from associates+Net gain on derivatives held for trading
+ Result on exchange differences+Insurance Underwriting Result
Liquidity Coverage ratio	Total High Quality Liquid Assets + Min( Total Inflow 30 days ; 75% * Total Outflow 30 days) Total Outflow 30 days
Regulatory Capital ratio	Regulatory Capital Risk — weighted assets
Tier 1 ratio	Tier 1(2) Risk — weighted assets
Common Equity Tier 1 ratio (3)	Capital + Reserves — 100% of applicable deductions (4) + Retained Earnings + Unrealized gains or losses Risk — weighted assets

(1)	Averages are determined as the average of period-beginning and period-ending balances.
(2)	Includes investment in subsidiaries, goodwill, intangibles, and deferred tax that rely on future profitability.
(3)	Common Equity Tier 1 = Capital Stock + Reserves + Accumulated earnings – Unrealized profits or losses - 100% deductions (investment in subsidiaries, goodwill, intangible assets, and deferred tax assets based on future returns).
(4)	Includes investment in subsidiaries, goodwill, intangible assets, and deferred taxes based on future returns.

|	Earnings Release 1Q / 2026	Analysis of 1Q26 Consolidated Results

12.	Appendix

12.9. Glossary of terms

Term	Definition
AFP	Administradora de Fondo de Pensiones or Private Pension Funds Administrators
BCRP	Banco Central de Reserva del Perú or Peruvian Central Bank
EAP	Economically active population
Financially Included	Stock of financially included clients through BCP since 2020. New clients with BCP savings accounts or new Yape affiliates that: (i) Do not have debt in the financial system nor other BCP products in the 12 months prior to their inclusion, and (ii) Have performed at least 3 monthly transactions on average through any BCP channel in the last 3 months
GMV	Gross Merchant Volume
Government Program Loans (“GP” or “GP Loans”)	Loan Portfolio related to Reactiva Peru, FAE-Mype and Impulso Myperu programs to respond quickly and effectively to liquidity needs and maintain the payment chain
MAU	Monthly Active Users
MEF	Ministry of Economy and Finance of Peru
TPV	Total Payment Volume